EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Audited Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript
EXHIBIT E: Crowdfunding SPV Subscription Agreement
EXHIBIT F: Reg CF DealMaker Contract
EXHIBIT G: Crowdfunding SPV Articles of Organization
EXHIBIT H: Crowdfunding SPV Operating Agreement
EXHIBIT I: Company Articles of Incorporation
EXHIBIT J: Company Bylaws

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
NOVEMBER 11, 2024

ENERGY EXPLORATION TECHNOLOGIES Inc.

Up to $4,854,367.00 of up to 510,986 SPV Interests
plus up to an aggregate $145,631.01 in Investor Transaction Fees

Energy Exploration Technologies, Inc. ("EnergyX", the "Company," "we," "us", "Issuer" or "our"), is offering up to $4,854,367.00 worth of Common Stock of the Company (the "Securities" or singularly the "Security") at a price of $9.50 per Security. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,003.50 (the "Target Amount") (collectively, the "Offering"). The investment will be made through EnergyX I SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Crowdfunding SPV"). Investors in this Offering will own membership interests in the Crowdfunding SPV (the "SPV Interests"), which Crowdfunding SPV will own the corresponding shares of common stock ("Common Stock") issued by the Company. The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 31, 2024 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation Crowdfunding Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that Investors who have committed funds will be provided notice five business days prior to the close. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 1, 2025 (the "Termination Date").

Each Investor must invest a minimum of $997.50. Additionally, Investors may be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal up to 3% per investment, applied at the discretion of the Company. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each Investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $997.50 minimum investment amount per Investor. The total minimum investment amount is $1,027.43.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Energy Exploration Technologies, Inc. is currently a pre-revenue company formed on December 18, 2018 under the laws of the Department of State of the Commonwealth of Puerto Rico, and is headquartered in San Juan, Puerto Rico with offices and laboratory facilities in Austin, Texas. The Company was formed as a renewable energy technology company focused on developing technologies in energy storage and sourcing the critical materials that are needed for batteries, such as lithium. We have a mission to become a worldwide leader in the global transition to sustainable energy by accelerating and enabling affordability for the broader use of lithium-based energy storage in everyday life.

As of the date of this Form C, EnergyX Founder and CEO, Teague Egan, through entity Egan Global Management, LLC, owns approximately 47% of Common Stock and Preferred Stock on a fully diluted basis, and holds a substantial voting interest in the Company. Accordingly, Teague Egan exerts and may continue to exert significant influence over EnergyX and any action requiring the approval of the holders of Common Stock, including the election of directors and amendments to organizational documents, such as increases in authorized shares of Common Stock and approval of significant corporate transactions.

Our mailing address is 1624 Headway Circle #100, Austin, TX 78754. Our website address is www.EnergyX.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering.

Recent Developments

On October 3, 2024, the Company held its second closing under its Regulation A+ offering, which was filed with the SEC through a Form 1-A offering circular on September 27, 2023. In total, the Company received approximately $75 million in gross proceeds through the sale of Company common stock.

On November 21, 2023, the Company acquired exploration concessions for a potential lithium resource located in the Republic of Chile. We have evaluated the resource using a qualified third party, and have developed a 40 person camp on site for exploration drilling. We do not know whether the resource will yield commercial quantities of lithium brine, nor whether we will be able to exploit the resource after conducting exploration activities.

On June 30, 2023, the Company entered into two additional Joinders to the Series B Transaction Agreements with two separate investors. Pursuant to its respective Joinder to the Series B Transaction Agreements, Elohim-SW Energy Fund ("Elohim") purchased 2,111,611 shares of Series B Preferred Stock at $4.00 per share for an aggregate purchase price of $8,446,444. Additionally, pursuant to its respective Joinder Agreement to the Series B Transaction Agreements, IMM Global Battery III LPF and its direct control entities, a Hong Kong limited partnership fund ("IMM"), purchased 2,000,000 shares of Series B Preferred Stock at $4.00 per share for an aggregate purchase price of $8 million. The funds were received by the Company during July and August 2023. Currently, an aggregate of 9,358,221 shares of Series B Preferred Stock are outstanding.

On December 22, 2022, the Company entered into a Stock Purchase Agreement ("Series B Agreement") for the purchase of Series B Preferred Stock with GM Ventures, LLC, a wholly owned subsidiary of General Motors (collectively, "GM"). In addition to the Series B Agreement the Company entered into a Fourth Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") as well as an amended and restated Voting Agreement, Investors Rights Agreement, and Co-Sale and Right of First Refusal Agreement (collectively, the "Series B

Transaction Agreements"). Pursuant to the Series B Agreement, GM purchased 2,500,000 shares of Series B Preferred Stock at $4.00 per share for an aggregate purchase price of $10 million.

On December 23, 2022, the Company entered into a Joinder Agreement to the Series B Transaction Agreements with Eni Next LLC ("Eni Next") pursuant to which such investor purchased 1,250,000 shares of Series B Preferred Stock at $4.00 per share for an aggregate purchase price of $5 million. As part of the agreements in the Series B Transaction Agreements, approximately $4,800,000 of convertible notes have been converted to Series B Preferred Stock at a 15% discount.

On April 9, 2022, the Company entered into a Share Purchase Agreement (the "Share Purchase Agreement") with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd (collectively, "GEM"). Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/ merger by/with a special purpose acquisition company or other similar go-public event), the Company is granted the option of selling shares of its Common Stock to GEM at a discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450 million. The Share Purchase Agreement contains several constraints, such as a limitation on the amount of shares that the Company can sell to GEM in a sale transaction and certain controls relating to the time period between each sale of shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of Common Stock of the Company (excluding options and grant awards) upon a public offering at the public offering price per share.

On March 24, 2022, the Company entered into a Joint Development Agreement (the "DuPont JDA") with DuPont Specialty Products USA, LLC and DuPont Safety & Construction Inc. (collectively, "DuPont"). Pursuant to the DuPont JDA, DuPont and EnergyX will jointly develop membranes containing metal organic frameworks, solid electrolyte membranes for lithium-ion batteries, and selective filtration and ion conducting membranes. On November 14, 2022 the parties agreed to mutually terminate the DuPont JDA. No work was undertaken under the DuPont JDA and no payments or obligations were made or are outstanding.

On April 6, 2021, our Board of Directors and stockholders approved a split of our common and preferred stock which was effective on April 6, 2021. The stock split was completed on a ratio of 3-for-1 share basis. In addition, on November 17, 2021, our Board of Directors and stockholders approved a split of our common and preferred stock which was effective on November 17, 2021. The stock split was completed on a ratio of 2-for-1 share basis. All references to common and preferred shares, options to purchase common stock, restricted stock, warrants, share data, per share data and related information will be retroactively adjusted where applicable in this Offering to reflect the stock split as if it had occurred at the beginning of the earliest period presented. References to "post-split" below are references to the number of our common and preferred shares after giving effect to these splits.

Our Business

We are a renewable energy technology company focused on developing technologies in energy storage and sourcing the critical materials that are needed for battery production such as lithium. We hope to fundamentally change the way humanity is powering our world and storing clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions.

We are developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles. Our objectives are to make lithium production more efficient, cost effective, and environmentally friendlier than existing conventional methods of production. We are in the early stages of exploration of a lithium enriched brine deposit in Chile, through our wholly owned subsidiary EnergyX Chile SpA ("EnergyX Chile"). We have temporarily paused conducting research focusing specifically on solid-state and quasi solid-state battery architectures, however we continue to conduct research on lithium metal, which is a critical anode component. Solid state and quasi solid-state batteries describe the composition of a battery cell where most standard lithium-ion cells of today currently include a liquid component that acts as a layer between the anode and separator and the cathode and separator. The liquid component is meant to fill any gaps between these two solid components. However, the liquid component typically is flammable, causing safety concerns and lowering the performance of the battery. For some time now, researchers have been working to eliminate liquid in battery cells, thereby making them "solid-state" batteries. At EnergyX, we were attempting to make full, true all solid-state cells, as well as "quasi solid-state" cells, which is a version that has substantially reduced the amount of liquid to a thin coating of the separator component as opposed to injecting liquid in larger amounts. We have redeployed the Company's battery resources to work on lithium metal research and development and customer offtake initiatives. The Company's goal is to become a premier, low-cost lithium technology and lithium provider for the growing lithium battery and electric vehicle industries.

We have developed a Direct Lithium Extraction ("DLE") technology called LiTAS™ (Lithium-Ion Transport and Separation) to process lithium enriched brines found in certain salt flats across the world. Approximately 50-60% of the world's lithium production today is sourced from brine resources coming from South America according to Benchmark Mineral Intelligence, a leading data intelligence firm for the minerals and battery supply chain. The northern portion of Chile, the northern portion of Argentina, and the southern part of Bolivia is known as the "Lithium Triangle" as it is projected to hold over 50% of the world's known lithium deposits. The remaining production of lithium comes from hard rock or clay mining that is mainly completed in Australia, portions of China and other various locations around the world.

In late 2023, the Company acquired its first mining tenements in Chile and set up a wholly-owned subsidiary, EnergyX Chile SpA ("EnergyX Chile"), through which it owns the mining rights, and other assets and liabilities related to EnergyX Chile's operations.. The Company is focused on developing these tenements into a lithium producing asset with its LiTAS™ technology.

EXSO, LLC ("EXSO"), a wholly owned U.S. subsidiary of EnergyX, was set up and formed in December 2023 to hold the Company's planned land acquisition assets onshore United States.

Energy Exploration Technologies Argentina SAU ("EnergyX Argentina"), a wholly owned Argentinian subsidiary of EnergyX, was set up and formed in March 2024 to hold and manage the assets and liabilities related to EnergyX Argentina's operations.

We cannot currently predict when our technologies and products will be readily available for commercial sales.

We believe our technology may have additional applications within the energy storage, mineral extraction or processing of critical minerals being used for battery production. We continue to explore and research other applications as they become aware to us.

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The Team

The table below sets forth our directors and executive officers as of the date of this Form C. On October 11, 2024, Stefon Crawford, a representative of GM Ventures, resigned from his position as Director and is now a Board Observer. This move allows Stefon Crawford to continue to advise the Company and to comply with GM Venture's internal policies. As of the date of this Form C, EnergyX has one (1) unfilled Director seat.

Name	Position	Age	Term of Office
Officers and Significant Employees:			
Teague Egan	Founder, CEO, & President	37	6 years
Amit Patwardhan	Chief Technology Officer	50	4 years
Mayank Sharma	Treasurer, Chief Financial Officer	44	18 months
Simonida Tilton	Secretary, Corporate Counsel	38	18 months
Directors:			
Teague Egan	Director, Founder and CEO	37	6 years
Michael Egan	Director	85	5 years
Kris Haber	Director	53	3 years
Paul Leggett	Director	48	9 months

Teague Egan—Founder, CEO, President & Chairman

Mr. Teague Egan is the Founder and CEO of EnergyX. He is responsible for all aspects of building the company into a future world leader in renewable energy technologies. His focus is on commercializing the LiTAS™ and SoLiS™ technologies and securing strategic lithium resources. Egan's background is one of serial entrepreneurship, investing, inventing, and philanthropy. He has been investing in public sector energy assets and sustainable technologies since 2013. Prior to EnergyX, he previously started businesses in entertainment, music, and sports, and is also the inventor of energyDNA – a patented multi-component graphene textile fiber technology. Mr. Teague Egan founded Innovation Factory VC, a venture fund focused on tech, life sciences, real estate, and consumer products in 2012.

Most of his philanthropic efforts are associated with the Thomas E. Smith Foundation. He is the co-founder of Dance for Paralysis, The Reality Ride Challenge, and The Kindness Project. Egan is an alumnus of University of Southern California's Marshall School of Business and received his bachelor's degree in Entrepreneurship. After graduating from USC, Egan went on to complete the Executive Program in exponential technology including artificial intelligence, synthetic biology, and nanotechnology at Singularity University. Mr. Teague Egan is son to Mr. Michael Egan, a Director of the Company.

Michael Egan—Director

Mr. Michael Egan has served as a Director of the Company since 2019. Michael has spent over 35 years working in the travel industry. He started at Alamo Rent A Car, Inc. in 1973, became an owner in 1979, and became chairman and majority owner from 1986 to 1996 when he sold the company to AutoNation for $625 million. In 2000, AutoNation spun off the car rental division and he was named chairman and served in that position until 2003.

Since 1996, Mr.Egan has served as the controlling investor of Dancing Bear Investments, Inc., a privately held investment company where he was the controlling shareholder of Nantucket Nectars and theglobe.com. Prior to his many business successes, Mr. Egan held various administration positions at Yale University and taught at the University of Massachusetts at Amherst. He is a graduate of the Cornell University School of Hotel Administration
.

Throughout his career, he has been presented with many honors and awards, including the prestigious Horatio Alger Distinguished American Award in 1997. Mr. Michael Egan is father to Mr. Teague Egan, the Founder, CEO, President, and Chairman of the Company.

Kris Haber—Director; Vice Chairman

Mr. Kris Haber has served as a Director of the Company since April 2021. He is an American businessman who, over the course of his 30-year career, has led the growth and development of successful boutique and scaled global financial enterprises. Previously, Mr. Haber held various roles at Lazard Asset Management, LLC., a division of Lazard, LTD., a firm managing approximately $170 Billion in assets under management. He spent approximately 14 years at Lazard rising to Managing Director and Head of Alternative Investments. As a prominent figure within the investment arena, he has been engaged in a variety of control-oriented, middle market buyout, and early-stage investment acquisitions within technology, healthcare, and consumer products.

During his tenure Mr. Haber has held the position of COO and Chairman of Safanad, LTD where he managed its business in the UK, UAE and US and teams responsible for 36 transactions. Previously, he held the position of COO and Partner at Advent Capital Management, LLC in New York, an advisory firm managing in excess of $11B on behalf of corporations, sovereign wealth funds and high net worth individuals, globally. As a seasoned veteran, Mr. Haber's background combines experience including posts as CEO of Presidio Capital Group, LLC. and President of Threadneedle Investments NA, LLC a division of Ameriprise, Inc, a $900B asset management firm. Mr. Haber is engaged in various board level and philanthropic activities as a director, officer and advisor to corporate entities and non-profits. Haber is currently a partner at Investcorp.

Paul Leggett—Director

Mr. Paul Leggett has served as Director of the Company since January 2024. Paul also serves as Managing Director at Mithril Capital Management. Prior to Mithril, Mr. Leggett helped lead Morgan Stanley's Clean Energy investment banking business with additional interests in energy policy, energy security and technology innovation. He also worked in Morgan Stanley's Global Sustainable Finance and Mergers & Acquisitions groups. Mr. Leggett began his career in Natural Resources at Lehman Brothers. He is a member of the DOE HTAC, Sierra Club Clean Technology Leadership Council as well as a former Corporate Leader and current Term Member of the Council on Foreign Relations. He earned an MBA from the Darden School of Business at the University of Virginia and a BA in Political Economy from Tulane University.

Dr. Amit Patwardhan—Chief Technology Officer

Dr. Amit Patwardhan heads all technology development at EnergyX including both the LiTAS™ program and the solid-state battery SoLiS™ program. Dr. Patwardhan started as a consultant with EnergyX January 2020 and became a full-time employee June 2021.

Prior to joining EnergyX, Dr. Patwardhan held senior leadership roles with Rio Tinto (from September 2007— May 2019), a global Fortune 500 company with over $40 billion in revenue, in their Industrial Minerals business group and corporate technology group. Dr. Patwardhan was the co-inventor of an innovative process to recover lithium values from a very large new mineral discovery in Serbia and led the process development and piloting of the process. He also led the process development of a lithium byproduct recovery project in Southern California. Dr. Patwardhan has experience with research, process and project development, process optimization and business improvement.

Dr. Patwardhan has published over 50 articles in peer-reviewed journals and conferences and has served on National Committees of the Society of Mining Engineers for two terms. He received his BS degree in Chemical Engineering from the Indian Institute of Technology and his MS, PhD and MBA degrees from the Southern Illinois University.

Mayank Sharma – Chief Financial Officer & Treasurer

Mayank Sharma is the Chief Financial Officer at EnergyX and has served in this role since June 2023. Most recently, Mr. Sharma was elected Treasurer by the Board on April 3, 2024. Mr. Sharma oversees all financial and accounting operations for the Company.

Prior to joining EnergyX, Mr. Sharma served as Chief Financial Officer of Imperium3 New York, Inc., a lithium-ion battery manufacturing company from January 2022 to June 2023. Since 2019, Mayank has also served on the Board of Directors for TransTrac Technology Services Private Limited (d/b/a CredoPay), a payment processor company. From September 2006 to September 2019, Mayank served as a Director of Investment Banking at HSBC Bank PLC. From November 2019 to October 2021, Mr. Sharma served on the Board of Directors for EzSwype Business Solutions Private Limited, a merchant aggregator company.

Mr. Sharma has a Bachelor of Computer Applications from University of Delhi, Diplôme d'Ingénieur (MS Engineering) from Centrale Supélec and Masters in Management from ESSEC Business School, Paris.

Simonida Tilton – Corporate Counsel & Secretary

Simonida Tilton is the Corporate Counsel at EnergyX and has served in this role since August 2023. Most recently, Ms. Tilton was elected Secretary by the Board on May 2, 2024. Ms. Tilton oversees all legal transactions for the Company.

Prior to joining EnergyX, Ms. Tilton served as Of Counsel at Dunn Carney, LLP, an Oregon-based law firm. Ms. Tilton obtained her Juris Doctor from Chicago-Kent College of Law in Chicago, IL, and her Bachelors degree in Law and Business from Oxford Brookes University.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political, environmental and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have little operating history on which to judge our business prospects and management.

The Company was incorporated on December 18, 2018 and has no history of revenues, technology development or commercial operations related to battery materials or lithium and mineral extraction operations. Operating results for future periods are subject to numerous uncertainties and we cannot assure that the Company will achieve or sustain profitability. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of research and project development. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources such as the contemplated Offering, our ability to develop and market new products, acquire customers, develop extractive technologies, control costs, and other general economic conditions. We cannot assure that the Company will successfully address any of these risks.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, the Company has not generated revenues, has incurred losses, and had an accumulated deficit of $(42,187,627) as of June 30, 2024 and $(33,382,207) as of December 31, 2023. Further, we expect to incur a net loss in the foreseeable future, primarily as a result of increased operating expenses related to the deployment of pilot plants, manufacturing and scaling equipment, and the operations necessary to reach commercial contracts. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this Offering or additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available due to changing market conditions among various other factors, or if available, will be on acceptable terms. These conditions represent material uncertainties that may cast substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

We will need, but may be unable to obtain, additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

We have relied upon a limited number of stockholders to finance our operations to date, and in the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that our stockholders will continue to finance our operations or that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with such covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose such existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. In such case, if we do not obtain additional financing, our business will never commence, in which case you would likely lose the entirety of your investment in us.

We will incur increased costs as a result of our public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives.

Due to our Regulation A and CF offerings, we will incur significant legal, accounting, and other expenses to comply with our periodic reporting obligations. Our management and other personnel will need to devote a substantial amount of time to comply with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Failure to properly manage costs may have an adverse impact on us.

Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, the Company may not be able to achieve the efficiencies, savings, or timetable anticipated. Expected efficiencies, saving, and benefits may be delayed or not realized at all, and Company operations and business could be disrupted. We may experience unanticipated negative net operating cash flows. Excessive use of cash to fund operations may necessitate significant changes to cost structures if we are unable to grow the Company revenue base to the necessary levels for funding ongoing operations. If it were to become necessary to undertake cost reduction initiatives, such initiatives could place a burden on Company management, systems, and resources. Generally, increasing dependence on key persons and reducing functional back-ups, will lessen Company's ability to retain, train, supervise and manage employees effectively, and to respond timely and effectively to unanticipated issues. Insufficient funds could require the Company to, among other things, terminate key employees, which could in turn, place additional strain on any remaining employees, and could severely disrupt the Company business, including the ability to grow and expand. If we are unable to manage costs, lose key employees, or are unable to attract and properly train new employees, Company operations and financial results could be adversely affected. The Company could fail in the event our access to capital is limited because of substandard performance.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment

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of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to, or report on management's assessment of our internal controls over financial reporting, may have an adverse impact on the price of our Common Stock.

We may be affected by regulation of Mining Operations in South American Salars.

EnergyX's separation technology equipment will be located at or near our or our customer's operational sites. Our customers' operational sites may be located in lithium brine salars near indigenous land with such indigenous people located within a specified distance from our separation technology equipment and our customers' operations. Opposition by any indigenous people or governmental or non-governmental organization that supports indigenous people to our customers processing operations may, under certain circumstances, require modification of the development or commercial operation of our separation technology equipment and related processing projects. Opposition from such entities to future customer operations may require our customers to spend significant amounts of time and resources to enter into agreements with such indigenous groups or local governments with respect to their projects and mineral extraction operations, and securing necessary agreements or licenses and permits, in some cases, may cause increased cost and delays to the advancement of our installed separation technology.

We may face difficulty in scaling up our product to a commercial scale.

While the Company's core technology has shown significant promise at the laboratory scale in a controlled environment, a number of scaling steps, including but not limited to, further real-world testing and in-field pilot and demonstration plant testing, are necessary before the technology will be available for commercialization. Critical scaling steps include confirming the stability of key chemical components and the expected useful life of the membrane. There is no guarantee that the Company's direct lithium extraction technologies will maintain certain properties, including but not limited to, mechanical or thermal stability during the scaling process, or perform at scale with similar results to laboratory testing thus far. Any delay in achieving key scaling milestones consistent with anticipated technology economic and environmental benefits could have a material adverse effect on the Company's business and financial condition. There is no guarantee that the Company's core technology will be available for commercialization in the near future, or at all.

Rapid business expansion may place strains on the company.

We anticipate growing the business rapidly in the next several years. Rapid growth will place strains upon management, administrative, operational, and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified salespeople, managers, engineers, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service, the Company's business will suffer. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We are heavily reliant on key personnel.

The Company's technology development, customer acquisition, and commercial implementation will depend on the efforts of key management, including but not limited to, our founder and CEO Teague Egan and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business. Further, with respect to the future development of the Company's technology and products, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training, and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect EnergyX's ability to employ the specific personnel required. Due to the relatively small size of EnergyX, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of future operations and financial condition. Moreover, EnergyX does not currently intend to take out 'key person' insurance in respect of any directors, officers or other employees.

If we become involved in litigation, our operations and prospects may be adversely affected.

While currently not involved in any disputes or litigation, the Company may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If EnergyX is unable to resolve potential disputes favorably, it may have a material adverse impact on the ability of EnergyX to carry out its business plan.

Risks Related to our Business

General market uncertainty could adversely impact our business.

Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for alternative lithium production and refinery technology is particularly difficult due to a number of factors, including limited available information and the rapid evolution of the market. In addition, even if the markets in which we compete meet or exceed size estimates, the Company could fail to grow in line with forecasts, or at all, and we could fail to increase revenue or market share. Company growth and ability to serve a significant portion of our target markets will depend on many factors, including success in executing business strategy, which is subject to many risks and uncertainties, including the other risks and uncertainties described elsewhere in this disclosure.

Significant long-term changes in the battery storage and electric vehicle space could adversely impact our business.

The battery storage and electric vehicle landscape is evolving at an increasingly fast pace as a result of factors including new dynamic start-up entrants, significant research and development, technology advancements, industry consolidation, climate change awareness and climate change activism. The battery storage and electric vehicle landscape is changing rapidly with new start-up entities working in the industry. These start-up operations, as well as long time industry incumbent operations, will impact the pace of change and direction of the industry to meet customer demand. These start-ups have been able to attract significant capital in the United States and foreign markets to expand the time and resources spent on research and development in this industry. The capital resources are being supplied from venture capital markets as well as from long time industry players that are investing in new technology to gain a competitive advantage. The change from the internal combustion engine ("ICE") to electric vehicles ("EV") has placed market and competitive pressure on the major automotive industry players. This competitive pressure has resulted in mergers and acquisition for new technology and innovation. It is expected that the industry will continue to see consolidation of these smaller start-up players as the market recognizes the technology shift and acceptance of the transition away from ICE to EV. Some of these major industry players and competitors have greater total resources or are state-supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. The advancement and adoption of technology and innovations in battery storage and EV markets, and across the value chain, has increased and is expected to further accelerate as pressures from consumer preference and governments evolve. While the battery storage and electric vehicle space seemingly has exponential demand for the coming decades, that demand wane and those projections may shift. Long term projections rarely prove correct, and a variety of factors including but not limited to less battery demand than projected could adversely impact the demand for lithium, and thus the demand for EnergyX products, services, and technology.

The prospective impact of potential climate change on our operations and those of our customers remains uncertain. Some scientists have suggested that the impacts of climate change could include changing rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels, and that these changes could be severe. These impacts could vary by geographic location. These factors as well as other factors affecting long-term demand for battery storage and EV could adversely impact our strategy, demand for critical battery materials including lithium and financial performance.

Shifting global dynamics may result in a prolonged delay in the transition to battery storage and electric vehicle adoption.

Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions, increased price competition, or a significant change in production or consumption trends, could lead to a sustained environment of reduced demand for critical material related to battery storage and electric vehicles. The battery storage and electric vehicle market is subject to intense price competition from both domestic and foreign sources, including state-owned and government-subsidized entities. Critical minerals including lithium carbonate and lithium hydroxide used to produce batteries for energy storage and for EV's are a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade. Periods of high demand, high capacity utilization, and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and capacity utilization and realized selling prices for these critical materials to decline, resulting in possible reduced profit margins. Competitors and potential new entrants in the markets for the critical minerals have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity. We are impacted by global market and economic conditions that could adversely affect demand for critical battery related minerals or increase prices for, or decrease availability of, energy and other resources necessary to produce these minerals.

Additional shifting global dynamics may include rising incomes in developing countries, the relative value of the US dollar and its impact on the importation of critical minerals and battery related material, foreign mining policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, trade wars and measures taken by governments which may be deemed protectionist, as well as the laws and policies affecting foreign trade and investment. Furthermore, some customers require access to credit to purchase mining and processing equipment and a lack of available credit to

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customers in one or more countries, due to this deterioration, could adversely affect the demand and supply markets across the world.

We will face risks associated with conducting business with counterparties in South America.

Among some of the best lithium reserves in the world, the salt flats containing brine with significant concentration of lithium are located in South America primarily in Chile, Argentina and Bolivia. As a result, our intended operations in these regions would be exposed to various levels of geopolitical, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to, currency exchange rates; corruption; price controls; import or export controls; currency remittance; high rates of inflation; labor unrest; renegotiation or nullification of existing permits, applications and contracts; tax disputes; changes in tax policies; restrictions on foreign exchange; changing political conditions; community relations; currency controls; and governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitudes in these South American countries or other countries in which the Company may conduct business, may adversely affect the operations of the Company. The Company may become subject to local political unrest or poor community relations that could have a debilitating impact on operations and, at its extreme, could result in damage and injury to personnel and site infrastructure.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installing of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We may be subject to risks related to our acquisition and integration of those acquisitions which may not be successful.

From time to time, it can be expected that EnergyX will examine opportunities to acquire additional technology, processing capabilities, upstream resources, and/or assets and businesses. Any acquisition that EnergyX may choose to complete may be of a significant size, could require significant attention by the Company's management, may change the scale of the Company's business and operations, and may expose EnergyX to new geographic, political, operating, financial, and country risks. The Company's success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of EnergyX. Any acquisitions would be accompanied by risks. There can be no assurance that EnergyX would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that EnergyX would be able to successfully integrate the acquired business into the Company's pre-existing business, or that any such acquisition would not have a material and adverse effect on EnergyX.

The lithium and battery industry may not welcome innovative technology.

We will be introducing a substantially new technology to an industry for use in large scale projects that has been primarily reliant on well-established, albeit inefficient, technologies to date. The timing of acceptance, including any delays in negotiating pricing mechanisms with customers and users of the technology and associated production and cost benefits, is uncertain. Slower than anticipated acceptance could have an impact on Company's projections, cash flow, cash reserves, and all forward-looking statements. The Company, in addition to revenues from the sale of plant and equipment, anticipates generating a significant amount of its revenues from a technology or production type fee based on the amount of lithium materials produced and sold by the customer or end-user over a number of years. There is no assurance that customers will accept a recurring production-based form of compensation nor its duration.

Risks Related to Brine Processing and Mining Operations

We are subject to political risk in US and non-US jurisdictions.

We may be subject to political and geopolitical risks. The stability of the domestic and foreign governments that EnergyX will conduct its primary operations are uncertain due to ongoing elections, political unrest, corruption, outside foreign influence, changing geo-political action, and the needs and priorities of its citizens. Changes in the political environment and stability of the government officials may adversely impact our ability to continue operations, the pricing and margins achieved from those operations, and our ability to continue operations on an ongoing basis. EnergyX's operations may be based on contracts or agreements signed with the foreign governments or its state-owned operators that could be renegotiated or terminated with a change in the controlling political party that would adversely affect our operations, revenue, and profit margins to be achieved in the future.

We may be subject to Currency Rate Risk.

We may be subject to currency risks. EnergyX's reporting currency is the dollar of the United States of America, which is exposed to fluctuations against other currencies. EnergyX's primary operations are located in North America and South American, specifically the countries Chile, Argentina, and Bolivia, where expenditures and obligations are incurred in the country's local currency. As such, EnergyX results of operations are subject to foreign currency fluctuation risks, and such fluctuations may adversely affect the financial position and operating results of EnergyX. The Company has not undertaken to mitigate transactional volatility in the United States dollar to these foreign currencies at this time. EnergyX may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures and contract for payment is US currency to limit its ongoing exposure to foreign currency fluctuations.

Our business is subject to government regulation and policy over which we have no control.

Our operations and our customers, who are typically lithium resource owners and producers, are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including mining taxes and labor standards. In order for the Company to carry out its activities, it and its customers various licenses and permits must be obtained and kept current. There is no guarantee that these licenses and permits will be granted, or that once granted will be maintained and extended. In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that EnergyX requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that EnergyX has obtained, could have a material adverse impact on the Company. EnergyX may be required to contribute to the cost of providing the required infrastructure to facilitate the development of lithium resources and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that EnergyX or its customers will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain permits and licenses on properties, which may have a material adverse effect on EnergyX. Future taxation of lithium producers and mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on the Company.

Unpredictable events, such as the COVID-19 outbreak, could seriously harm our future revenues and financial condition, delay our operations, disrupt supply chains, increase our costs and expenses, and affect our ability to raise capital.

Our operations could be subject to unpredictable events, such as extreme weather conditions, medical epidemics or pandemics such as the COVID-19 outbreak, other natural or manmade disasters or business interruptions, or any acts of God or force majeure events, for which we may not be adequately insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Additionally, COVID-19 has caused significant disruptions to the global financial markets and global supply chains, which could impact our ability to raise additional capital, or secure required equipment, respectively. The ultimate impact on us and the battery minerals mining industry and electric vehicle sector is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Our business and operations are affected by global financial conditions.

Recent global financial conditions have been characterized by increased volatility and limited access to public and private financing, particularly for junior mineral exploration companies. The matters could negatively impact our ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. If such conditions continue, our operations could be negatively impacted.

Our business and operations are affected by the commodities markets.

The future revenue generated from EnergyX's technology, its financial results, and its access to the capital required to finance its research and development and operating activities may in the future be adversely affected by declines in the price of lithium carbonate and lithium hydroxide and other lithium materials in the world market. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of minerals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation of global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of lithium carbonate, lithium hydroxide and other battery grade lithium materials, the market price of EnergyX Securities may decline and the Company's operations may be materially and adversely affected.

The battery mineral market is subject to fluctuation and availability of commercial quantities.

The market for battery minerals is influenced by many factors beyond the Company's control, including without limitation the supply and demand for minerals, the sale or purchase of battery grade materials by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the battery grade materials and lithium minerals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of minerals (such as lithium) are discovered, a market will exist for their profitable sale. Commercial viability of mineral deposits may be affected by other factors that are beyond the control of EnergyX, including the particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in EnergyX not receiving an adequate return on invested capital or having its mineral technology projects be rendered uneconomic.

Estimates of Mineral Resources are Uncertain.

Lithium and mineral resource estimates completed by our consultants or our customers at the various mining locations are largely based upon estimates made by customer personnel and independent geologists and qualified persons. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimation of lithium and mineral resources may be materially affected by unforeseen geological circumstances including but not limited to environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral reserves, which may impact the viability of the Company's revenue estimates and have a material impact on EnergyX.

Production processing can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected work interruptions. Any material change in quantity of mineral resources, mineral reserves, and grade, may also affect the economic viability of any project undertaken by EnergyX. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during full production. To the extent that EnergyX is unable to process brine resources as expected and estimated, the Company's business may be materially and adversely affected.

We may not maintain adequate insurance for our needs.

The Company's business is generally subject to a number of risks and hazards, including but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected work conditions, changes in the regulatory environment, natural phenomena such as inclement weather conditions, and floods and earthquakes. Such occurrences could result in damage to mineral processing equipment, technology, and/or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, monetary losses and possible legal liability.

Although EnergyX may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. EnergyX may also be unable to maintain insurance in certain territories to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of processing and production is not generally available to EnergyX or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which EnergyX may elect not to insure against because of premium costs or other reasons. Losses from these events may cause EnergyX to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

We will be required to make significant expenditures related to health, safety and community relations.

The Company's operations are subject to various health and safety laws and regulations that impose various duties on the Company in respect of its operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, EnergyX's operations. The Company expects to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, site development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near the Company's operational locations, but there can be no guarantee that these expenditures will ensure EnergyX's compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on EnergyX.

We are subject to Environmental Regulations and Risks.

Our activities are subject to extensive federal, state, and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

The current and future operations of the Company, including development and processing activities, are subject to extensive federal, state and local laws and regulations governing environmental protection, including regarding protection and remediation of processing sites and other matters. Activities at the site locations where the Company operates may give rise to environmental damage and create liability for the Company for any such damage or any violation of applicable environmental laws. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy environmental pollution would reduce otherwise available funds and could have a material adverse effect on the Company. If EnergyX is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company's operations. EnergyX intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards.

Many of the local, state, and federal environmental laws and regulations may require the Company to obtain licenses for its activities. The Company may need to update and review its licenses from time to time and could be subject to environmental impact analyses and public review processes prior to approval of new activities. EnergyX can make no assurance that it will be able to maintain or obtain such required environmental and social licenses on a timely basis, if at all.

In addition, it is possible that future changes in applicable laws, regulations and authorizations or changes in enforcement or regulatory interpretation could have a significant impact on the Company's activities. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company's or its subsidiaries' financial capabilities.

We are engaged in a competitive industry environment.

The battery material development and electric vehicle industry is highly competitive in all of its phases, both domestically and internationally. Our ability to acquire resources, customers, and develop and implement our technology at lithium and mineral resource processing sites in the future will depend not only on our ability to develop our present technology, but also on our ability to scale our pilot facilities to commercial operations, and continue to supply our separation technology that enhances selective mineral extraction. The Company may be at a competitive disadvantage in acquiring resources and customers because it must compete with other entities and companies, many of which have greater financial resources, operational experience, and technical capabilities than EnergyX. Some competitors have longer operating histories and significantly greater financial, marketing, technical, or other competitive resources including funding capacity. As a result, competitors may be better able to overcome capital markets dislocations, adapt more quickly to new or emerging technologies, and changes in customer preferences, or compete for skilled professionals. Competitors may also be able to devote greater resources to the promotion and sale of their products and services. In particular, competitors with larger customer bases, greater name or brand recognition, or more established customer relationships than us have an advantage in keeping existing clients and attracting new ones. We may face competition from new market entrants, including the Company's customers or former customers if they choose to develop an internal capability to provide any of the services that we currently offer. We cannot assure you that we will be able to compete successfully with new or existing competitors. If we are not able to compete effectively, our results of operations may be adversely affected. The Company may also encounter competition from other mining and extractive mineral companies in its efforts to acquire resources and hire experienced operating and technical professionals. Competition could adversely affect the Company's ability to attract necessary funding or acquire suitable customers for future profitable operations. Competition for services and equipment could result in delays if such services, contracts, or equipment cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development costs and/or construction costs, result in project and technology deployment delays, and generally and adversely affect EnergyX and its business and prospects.

Our Stockholders are subject to dilution.

Financing the development of processing operations through to commercial production will be expensive and we may require additional capital to fund large commercial construction and development, technology programs, and potential acquisitions. We cannot predict the size of future issuances of Company shares, the issuance of debt instruments, or other securities convertible into Company shares in connection with any such financing, or the issuance of options to Company employees to add key members to the team. Likewise, EnergyX cannot predict the effect, if any, that future issuances and sales of EnergyX Securities will have on the market price of such shares. If EnergyX raises additional funds by authorizing and issuing additional equity securities, such financing may substantially dilute the interests of existing stockholders. Sales of substantial numbers of Company shares, or the availability of such Company shares for sale, could adversely affect prevailing market prices for EnergyX Securities and a security holder's interest in EnergyX.

Our business may be adversely affected by climate change and climate change regulations.

Climate change could have an adverse impact on the Company's operations. The potential physical impacts of climate change on the operations of EnergyX are highly uncertain and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or processing production on the Company's projects and customer contracts and adversely affect the financial performance of its operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of EnergyX. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on EnergyX, its customers and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact the Company's ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, EnergyX cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by EnergyX or other companies in the natural resources industry could harm the reputation of EnergyX.

EnergyX will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and the Company's inability to finance future development and acquisitions would have a material and adverse effect on EnergyX and its business and prospects.

Risks Related to Our Financial Position and Need for Capital

Even if this Offering is successful, we will need to raise additional funding through promissory notes, convertible notes, or the sale of preferred and common stock, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations. Additionally, we may need to raise additional funding through the sale of preferred stock, common stock, and convertible notes at a lower valuation than in this Offering to support our business. Our management may in its discretion offer Securities of the Company in "down rounds" at lower pricing than the share price in this Offering.

We expect that if the maximum sale of shares is achieved, the net proceeds from this Offering will be sufficient to fund our current operations into 2025. However, (a) we may not achieve the maximum sale of Shares, and/or (b) our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. In any event, we will most likely require additional capital to obtain regulatory approval for, and to commercialize, our product candidates. Raising funds in the current or future economic environments may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect the Company's ability to develop technology and commercialize our product and commercial processing facilities. To that extent, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business.

We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would be desirable. In such a case, we may be required to relinquish rights to some of our technologies or product candidate or agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs, the commercialization of any product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

Investors in this offering will incur immediate dilution from the offering price.

Because the price per share of the Company being offered is higher than the book value per share of the Company, investors will suffer immediate dilution in the net tangible book value of the Company purchased in this offering. See "***Dilution***" for a more detailed description of the dilution to new investors in the Offering.

The Price per Share has been determined by our Management and our Board of Directors and such Determination of Share Price may be Arbitrary.

The price per share of our Common Stock has been determined by the Company's management as recommended and approved by our Board of Directors in its sole discretion projecting the value of the Company based on (i) the addition of new commercial agreements, (ii) additional liquidity from the Series B financing, (iii) valuations of peer companies in our industry, (iv) projections of our future cash flows (because the present value of a future cash flow increases as the future cash flow gets closer). The price per share of our Common Stock has not been determined by an independent valuation specialist and may be arbitrary. Additionally, our management may in its discretion offer Securities of the Company in "down rounds" at lower pricing than the share price in this Offering. There are no guarantees investors will realize any appreciation on the shares of our Common Stock sold in this Offering.

We are subject to liquidity risk.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company's objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As EnergyX does not currently have revenue and is not expected to have revenue in the foreseeable future, EnergyX will be reliant upon debt and equity financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known precisely when EnergyX will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and the Company's inability to finance future development and acquisitions would have a material and adverse effect on EnergyX and its business and prospects.

Our Subscription Agreement and the Subscription Agreement for the Crowdfunding SPV provide that the state and federal courts located within the geographical boundaries of Puerto Rico will be the exclusive venue and forums for disputes arising out of the Subscription Agreements, which could limit our investors' ability to obtain a favorable judicial venue and forum for disputes with us.

Our subscription agreement and the Crowdfunding SPV subscription agreement provide that the federal and state courts located within the geographical boundaries of Puerto Rico will be the exclusive venue and forums for resolving any complaints under the agreements. These exclusive-venue provisions may limit an investor's ability to bring a claim in a judicial venue that it finds favorable for disputes with us, which may discourage lawsuits against us and our directors, officers and other employees. There is uncertainty as to whether a court will enforce this provision with respect to all claims arising out of the subscription agreement, including claims brought under the Securities Act or the Exchange Act. Notwithstanding any interpretation of the provisions in the subscription agreement to the contrary, pursuant to Section 22 of the Securities Act, investors' claims asserted under the Securities Act and the rules and regulations thereunder are subject to concurrent state and federal court jurisdiction. Additionally, pursuant to Section 27 of the Exchange Act, and the recent Supreme Court precedent thereunder in Merrill Lynch, Pierce, Fenner & Smith Inc. v. Manning (2016), the federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If a court were to find the venue and forum provisions in our subscription agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Risks Related to Our Common Stock

Our executive officers, directors, major stockholder and their respective affiliates will continue to exercise significant control over our Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this Offering, including any shares of Common Stock that are purchased in this Offering, if any, and assuming no other shares are sold, the existing holdings of our Founder and CEO will represent beneficial ownership, in the aggregate, of approximately 64% of our outstanding Common Stock, on an as converted basis, assuming the Company issues the maximum amount of shares of Common Stock as set forth on the cover page of this Offering. As a result, the Founder and CEO will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. The Founder and CEO acquired these shares of Common Stock for substantially less than the price of the shares of Common Stock being acquired in this Offering. In addition, this concentration of ownership might affect the market price of our Common Stock by:

- ●Delaying, deferring or preventing a change of control of the Company;

- ●Impending a merger, consolidation, takeover or other business combination involving the Company; or

- ●Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause our Common Stock price to decline.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development expenses, offering expenses, working capital, and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

There is no existing market for our Common Stock, and investors cannot be certain that an active trading market will ever exist or a specific share price will be established.

Prior to this Offering, there has been no public market for shares of our Common Stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The Offering price for the shares of our Common Stock has been arbitrarily determined by the Company and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Stock may decline below the Offering price, and our stock price is likely to be volatile.

It is uncertain when our Common Stock will be listed on an exchange for trading, if ever.

There is currently no public market for our Common Stock and there can be no assurance that one will ever develop. Our Board of Directors may take actions necessary to list our Common Stock on a national securities exchange, such as the New York Stock Exchange, the Nasdaq Stock Exchange, the Toronto Stock Exchange or the London Stock Exchange among others; however such a listing is not guaranteed. As a result, our Common Stock sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Stock is not listed on an exchange it may be difficult to sell or trade our Common Stock shares.

If our stock become publicly traded and the price fluctuates after the Offering, you could lose a significant part of your investment.

The market price of our Common Stock, if it were traded, could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Offering, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets typically experience price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If this type of securities litigation occurred against us in the future, it could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

Different Share classes may have different rights than Common Shares.

Different classes of shares may exist in the Company such as Preferred Shares held by major investors or founders of the Company. These shares may have different rights and preferences, such as voting rights, liquidation rights, participation rights, rights of first refusal, co-sale rights, and various other rights that do not exist for the class of Common Shares being sold in this Offering. As a result, holders of Preferred Shares will be able to influence certain decisions in management and affairs, and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets.

After the completion of this Offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because extractive mineral processing and battery material related companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

We do not intend to pay dividends on our Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price and eventual liquidity of our Common Stock.

We have never declared or paid any cash dividend on our Common Stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which they are purchased.

We may terminate this Offering at any time during the Offering Period.

We reserve the right to terminate this Offering at any time regardless of the number of Shares sold. In the event that we terminate this Offering at any time prior to the sale of all of the Shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors."

To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the "Reg. A+ Exemption") for our Regulation A offerings, which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. Further, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption") for our

Regulation CF offerings, which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year.

If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption and/or Reg. A+ Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our finances and may divert attention from management of the Company.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in South America, the United States, and other countries with respect to where we operate, and manufacture our proprietary technology and products. We rely on trade secrets, patents, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the US and abroad related to our technologies and products that are important to our business.

The patent positions are highly uncertain, involve complex legal and factual questions, and may be subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patents are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside South America and the US. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patents are issued from such applications. Further, the examination process may require us to narrow the claims for our pending patent application, which may limit the scope of patent protection that may be obtained if these applications are issued. We do not know whether the pending patent applications for any of our separation technology and process application and characteristics will result in the issuance of any patents that protect our technology or products, or if any of our issued patents will effectively prevent others from commercializing competitive technologies and products. The rights that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our issued patents may be challenged in the courts or patent offices in the US and abroad. Any granted patents may be subjected to further post-grant proceedings that could limit their scope or enforceability. Claims that are amended during post-grant proceedings may not be broad enough to provide meaningful protection, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the US and other jurisdictions are typically not published until 18 months after filing. Therefore, we cannot be certain that we were the first to make the inventions claimed in our pending patent application, or that we were the first to file for patent protection of such inventions.

Protecting against the unauthorized use of our patented technology, trademarks and other intellectual property rights is expensive, difficult, and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The US Patent and Trademark Office (USPTO) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in certain cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications or continuing applications thereof, based on our international patent applications, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

EnergyX may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement or post grant invalidation claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets such as the US, EU, South America and selected other countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the US. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

Other Risks About the Offering

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in EnergyX I SPV LLC, becoming a member of EnergyX I SPV LLC, and with the money you pay for the SPV Interests, EnergyX I SPV LLC will buy shares of our Common Stock. A condition to using an SPV is that the SPV pass on the same economic and governance rights of the Common Stock that it holds. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Wyoming law, as opposed to a Wyoming corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the SPV, to make sure the SPV complies with Wyoming law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been tested before, so there may be delays, complications and unexpected risks in that process. The Company may experience conflicts of interest as manager of the Crowdfunding SPV in enforcing investor and Crowdfunding SPV rights against the Company, which conflicts may cause the Company to take actions less favorable to investors than if the Crowdfunding SPV manager were an unrelated third party.

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering Securities representing ownership, which may be defined as Common Shares/Stock, Interests, or Units in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation Crowdfunding securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any valuation at this stage is difficult to assess

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this Offering at $9.50. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for Securities in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows the beneficial ownership of our Common Stock as of July 31, 2024 held by: (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of July 31, 2024, there were 52,182,286 shares of Common Stock outstanding, 21,000,000 shares of Preferred Stock Founders-1 outstanding, 10,630,464 shares of Preferred Series A Stock outstanding, and 9,358,221 shares of Preferred Series B Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to the conversion of a security, or subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. The persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock as of July 31, 2024. Unless otherwise indicated, the business address of each person listed is c/o 1624 Headway Circle—Suite 100, Austin, TX, 78754.

Title of Class	Name of Beneficial Owner:	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable by Exercise of Option or Conversion of Security	Percent of Class
Common Stock	Teague Egan— Founder and CEO.	39,000,000 Voting	3,859,258	83%
Common Stock	All Executive Management and Directors	39,300,000 Voting	9,159,258 Options	83%
Preferred Stock	Teague Egan— Founder and CEO.	22,342,747 Voting	N/A	55%
Preferred Stock	All Executive Management and Directors	22,642,448 Voting	N/A	55%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: Regulation A+, tier 2
Type of security sold: Common Stock
Final amount sold: $$75,000,000.00
Number of Securities Sold: 8,254,711
Use of proceeds: demonstration and commercial plant deployment, manufacturing needs, construction of an additional laboratory facility, battery technology, research and development, debt obligations, working capital and other general corporate purposes.
Date: October 3, 2024
Offering exemption relied upon: Section 4(1)(6) under the Securities Act of 1933

Name: Accredited Investors
Type of security sold: Common Stock
Final amount sold: $221,997.00
Number of Securities Sold: 27,583
Use of proceeds: demonstration and commercial plant deployment, manufacturing needs, construction of an additional laboratory facility, battery technology, research and development, debt obligations, working capital and other general corporate purposes.
Date: June 7, 2024
Offering exemption relied upon: Rule 506(c) of Regulation D under the Securities Act of 1933

Name: Series B
Type of security sold: Series B Preferred Stock
Final amount sold: $37,432,846.00
Number of Securities Sold: 9,358,221
Use of proceeds: demonstration and commercial plant deployment, manufacturing needs, construction of an additional laboratory facility, battery technology, research and development, debt obligations, working capital and other general corporate purposes.

Date: June 30, 2023

Offering exemption relied upon: Rule 506(b) of Regulation D under the Securities Act of 1933

THE COMPANY'S SECURITIES

The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation, and bylaws.

General

The Company is authorized to issue 183,675,260 shares consisting of two classes of stock being "Common Stock" and "Preferred Stock". The total number of shares of Common Stock which the Company is authorized to issue is 138,048,205 shares and the total number of shares of Preferred Stock the Company is authorized to issue is 45,627,055 shares. As of June 30, 2024, the Company had 52,182,286 shares of Common Stock outstanding; 21,000,000 shares of Preferred Founders 1 Stock outstanding, 10,630,464 shares of Preferred Series A Stock outstanding, and 9,358,221 shares of Preferred Series B Stock outstanding.

Restrictions

All outstanding shares of our capital stock including Common Stock and Preferred Stock are restricted securities and may not be transferred without a resale exemption from registration under the Securities Act of 1933, as amended. For shareholders who purchased securities in our Regulation Crowdfunding offerings, (a) securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act unless such securities are transferred: (1) to the issuer of the securities; (2) To an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

The shares of our capital stock including our Common Stock and Preferred Stock are sold from time to time at valuations based in part on negotiations with purchasers and such pricing has been set in the discretion of and based on the business judgment of the Company's board of directors. Such valuations may be, in some cases, deemed arbitrary.

Common Stock Voting

The holders of the Common Stock are entitled to one vote for each share held on all matters to be voted on by the Company's stockholders. There shall be no cumulative voting.

Preferred Stock Voting

The holders of the Preferred Stock are entitled to cast the number of votes equal to a 1:1 conversion of the number of whole shares of Common Stock into which the shares held are convertible as of the record date for determining stockholders entitled to vote on such matters. Preferred Series A

Stock and Preferred Series B stock have a set of major decision rights where two-thirds of their collective vote is required to proceed.

Lock-Up Agreement

The Subscribers holding shares of Common Stock issued under this Offering, will provide an undertaking in the Subscription Agreement to lock-up its shares of Common Stock if requested by the Company. By providing this undertaking, Subscribers agree that in the event of an underwritten public offering or direct listing on a public exchange of the Company's securities or the closing of a merger or other business combination of the Company with a publicly-traded special purpose acquisition company following which the capital stock of the combined or surviving entity are listed for trading on a public exchange, that such Subscriber will irrevocably agree not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, lend, pledge, or otherwise transfer or dispose of any interest in any Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock during the 180-day period following the effective date of a registration statement or offering statement of the Company filed under the Securities Act.

Dividends

The Company's Fourth Amended and Restated Certificate of Incorporation (the "Certificate") provides, the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate) the holders of the Series A/B Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the following paragraph, a dividend on each outstanding share of Series A/B Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A/B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock, and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A/B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend, or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A/B Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; provided, however, that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Company, the dividend payable to the holders of Series A/B Preferred Stock pursuant to Section 1 of the Certificate shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A/B Preferred Stock dividend.

The Certificate further provides, from and after the Original Issue Date or, if later, the date of issuance of the applicable shares of Series B Preferred Stock, the holders of then outstanding shares of Series A/B Preferred Stock shall be entitled to receive dividends (the "Accruing Dividends") at the rate of 6% per annum of the applicable Original Issue Price (as defined below) (the "Dividend Rate") for each share of Series A/B Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock or Founders 1 Preferred Stock). Accruing Dividends on such shares of Series A/B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A/B Preferred Stock) shall be cumulative and accrue from day to day, whether or not declared by the Company's Board of Directors, and whether or not the Company has assets legally available to make payment of the Accrued Dividends, at a per annum rate equal to the Dividend Rate; provided, however, that the Accruing Dividends shall automatically cease to accrue upon the first to occur of (i) the fifth (5th) anniversary of the Original Issue Date and (ii) the date upon which the Company issues its next series of preferred stock for any amount. If the Accruing Dividends cease to accrue pursuant to the preceding sentence, then from and after such date, the holders of then outstanding shares of Series A/B Preferred Stock shall be entitled to receive, only when, as and if declared by the Board, out of any funds and assets legally available therefor, dividends at the Dividend Rate of the applicable Original Issue Price for each share of Series A/B Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock or Founders 1 Preferred Stock). The right to receive dividends on shares of Series A/B Preferred Stock pursuant to the preceding sentence shall not be cumulative, and no right to dividends shall accrue to holders of Series A/B Preferred Stock by reason of the fact that dividends on said shares are not declared.

Liquidation

Our Certificate provides, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the Certificate), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, in each case on a pari passu basis as among each series of Preferred Stock, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, (a) with respect to the Series B Preferred Stock, an amount per share equal to the sum of (i) one and one-half times (1.5x) the Series B Original Issue Price, (ii) any unpaid Accruing Dividends, and (iii) any dividends (other than Accruing Dividends) declared but unpaid thereon, (b) with respect to the Series A Preferred Stock, the greater of (i) an amount per share equal to the Series A Original Issue Price, plus the sum of (A) any unpaid Accruing Dividends thereon, and (B) any dividends (other than Accruing Dividends) declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event, and (c) with respect to the Founders 1 Preferred Stock, an amount per share equal to the greater of (i) the Founders 1 Preferred Original Issue Price, or (ii) such amount per share as would have been payable had all shares of Founders 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Redemption

In the event of a Deemed Liquidation Event if the Company does not affect a dissolution of the Company under the General Corporations Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event. (the "Redemption Request"), the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Company available for distribution to its stockholders, all to the extent permitted by Puerto Rico law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "Redemption Date"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount (the "Redemption Price"). In the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Company shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Puerto Rico law governing distributions to stockholders. In the event the Company timely receives a Redemption Request, the Company shall send written notice of the mandatory redemption (a "Redemption Notice") to each holder of record of each series of Preferred Stock not less than forty (40) days prior to the date of Redemption Date.

Conversion

The holders of Series A/B Preferred Stock have the right to convert each share of Series A/B Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price. The "applicable Conversion Price" for each series of Preferred Stock shall be equal to the applicable Original Issue Price of such series of Preferred Stock. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would be entitled, the number of shares of Common Stock to be issued upon conversion shall be rounded to the nearest whole share. In order for a holder of Series A/B Preferred Stock to voluntarily convert shares of such series of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Company's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent, and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock.

Series B Preferred Stock Pre-emptive Rights

The Company shall have fully satisfied (including with respect to rights of timely notification) or obtained enforceable waivers in respect of any pre-emptive or similar rights directly or indirectly affecting any of its securities and triggered by the issuance of the Series B Preferred Stock.

Series A/B Preferred Stock Lock-Up

Certain Series A Preferred Stock and Series B Preferred Stock Holders (individually, a "Key Holder" and collectively the "Key Holders") agreed in the event of an underwriting of securities that they will not, without the prior written consent of the managing underwriter, participate in any of the activities listed in Section 5.1 of the Series B Preferred Stock Purchase Agreement during the period commencing on the date of the final prospectus relating to the registration by the Company for their own behalf of shares of their Common Stock or any other equity securities under the Securities Act of 1933 on a registration statement on Form S-1 and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the 'Initial Offering', which means the Company's first firm commitment underwritten public offering of its Common Stock registered under the Securities Act.

Series B Preferred Stock Right of First Offer

Subject to the terms and conditions of the Company's Investor's Rights Agreement (the "Investor's Rights Agreement") and applicable securities laws, if the Company proposes to offer or sell any New Securities, as defined in the Investors' Rights Agreement, the Company is obligated to first offer that portion of such New Securities prescribed to each Major Investor, as defined by the Investor's Rights Agreement. A Major Investor is entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor.

Series B Preferred Stock Right of First Refusal and Co-Sale

Subject to the terms and conditions of the Company's Amended and Restated Right of First Refusal and Co-Sale Agreement (the "Amended and Restated ROFR and Co-Sale Agreement"), each Key Holder has unconditionally granted the Company a Right of First Refusal to purchase all or any portion of the Transfer Stock (as defined in the Amended and Restated ROFR and Co-Sale Agreement) that such Key Holder may propose to transfer at the same price and on the same terms and conditions as those offered to the Prospective Transferee (as defined in the Amended and Restated ROFR and Co-Sale Agreement) (the "Right of First Refusal"). If any Transfer Stock subject to a Proposed Key Holder Transfer (as defined in the Amended and Restated ROFR and Co-Sale Agreement) is not purchased and is to be sold to a Prospective Transferee, each respective Investor may exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer (the "Right of Co-Sale").

Fully Paid and Non-assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be duly authorized, validly issued, fully paid and non-assessable.

Changes in Authorized Number

The number of authorized shares of Common Stock may be increased or decreased subject to the Company's legal commitments at any time and from time to time to issue them, by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Ongoing Reporting Requirements

The following information is required disclosure pursuant to Rule 201(x) of Regulation Crowdfunding and of importance to the Company's shareholders:

Except as disclosed below, the Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding § 227.202 in the past.

In 2024, the Company delinquently filed the Regulation Crowdfunding annual report on July 29, 2024.

2021 Equity Incentive Plan

Compensation of Directors and Executive Officers

Each of the executive officers and directors listed above is eligible to receive equity compensation at the discretion of our board.

We adopted the 2021 Equity Incentive Plan on December 22, 2021 (the "Plan"). The Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock grants, performance share cash awards as well as other equity-based awards. Shares issued under the 2021 Equity Incentive Plan will be shares of our Common Stock. Incentive stock options may be granted only to our employees and employees of any parent or subsidiary corporation. All other awards may be granted to our employees, directors or consultants and to employees, directors or consultants of any affiliated entity.

Share Reserve

In the updated Plan per the Fourth Amended & Restated Certified of Incorporation, the Company has reserved 27,420,822 shares of our Common Stock authorized to be issued under the Plan, of which 13,056,729 awards have been granted as of December 31, 2023. In addition, the Plan allows for any number of shares of Common Stock underlying any award granted under the Company's 2019 Equity Incentive Plan that expires, terminates or is canceled or forfeited to be carried over and reserved for issuance under the Plan. As of December 31, 2023, a total of 3,174,137 unused options from the 2019 Equity Incentive Plan poured out into the 2021 Equity Incentive Plan.

The Company may at its discretion with authorization of the Board of Directors increase the number of shares authorized to be issued under the Plan. In general, shares subject to awards granted under the Plan that are not issued or that are returned to us, for example, because the award expires, is canceled, forfeited or terminated without issuance of the full number of shares granted or the shares are retained by us in satisfaction of amounts owed with respect to an award or the shares are surrendered in payment of an exercise or purchase price or tax withholding, will again become available for awards under the Plan.

Administration

Our Board of Directors or a committee of our Board of Directors will administer the Plan. The administrator has the power to determine when awards will be granted, which employees, directors or consultants will receive awards, the terms of the awards, including the number of shares subject to each award and the vesting schedule of the awards, and to interpret the terms of the Plan and the award agreements. The administrator also has the authority to reduce the exercise prices of outstanding stock options if the exercise price exceeds the fair market value of the underlying shares, and to cancel such options in exchange for new awards, in each case without stockholder approval.

Stock Options

The Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code and non-qualified stock options. The exercise price of all options granted under the Plan will be priced according to the most recent 409A valuation performed by an independent third party. The term of an option award may not exceed 10 years.

The exercise price for any stock options may be paid by the grantee (i) in cash (including by a certified or bank check) or (ii) through a "cashless" exercise program established with a broker, by a reduction in the number of Common Stock otherwise deliverable to the grantee upon exercise of the option, by a combination of the two foregoing methods or through any other form of legal consideration as approved by the Company.

After the continuous service of an option recipient terminates, the recipient's options may be exercised, to the extent vested, for the period of time specified in the option agreement and subject to any other applicable terms therein. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Right

The Plan allows for the grant of stock appreciation rights. Stock appreciation rights grant the grantee the right to receive, upon exercise, an amount, payable in cash or shares of Common Stock, equal to the number of shares that is being exercised multiplied by the excess of (a) the fair market value of a share of Common Stock on the date of exercise, over (b) the exercise price specified in the applicable award agreement. Stock appreciation rights may be granted on its own or in tandem with an option granted under the Plan. Stock appreciation rights shall be subject to an exercise period of no longer than 10 years, calculated from the date of the grant.

Restricted Stock Awards

The Plan allows for the grant of restricted stock. Restricted stock awards are shares of our Common Stock or hypothetical Common Stock units having a value equal to the fair market value of an identical number of shares of Common Stock, that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting that it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Shares of restricted stock that do not vest are subject to repurchase or forfeiture.

Performance Share Awards

The Plan allows for the grant of performance share awards. The Company shall have the discretion to determine: (i) the number of shares of Common Stock or stock-denominated units subject to a performance share award granted; (ii) the performance period, during which time certain performance goals must be met in order for the grantee to obtain the right to exercise (the Company shall determine in its discretion whether a performance goal was met during the applicable performance period); (iii) the conditions that must be satisfied for the grantee to earn an award; and (iv) the other applicable terms, conditions and restrictions.

Cash Awards and Other equity-based award Awards

The Plan allows for the grant of other cash awards and equity-based awards, subject to certain performance goals and vesting goals as the Company may determine in its sole discretion.

Terms of Awards

The administrator of the Plan determines the provisions, terms and conditions of each award, including vesting schedules, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Performance Criteria

The Plan includes the following performance criteria that may be considered, individually or in combination, by the administrator: (i) increase in share price; (ii) earnings per share; (iii) total stockholder return, (iv) return on equity, (v) return on assets, (vi) return on investment; (vii) net operating income, (viii) cash flow, (ix) revenue; (x) economic value added, (xi) personal management objectives; or (xii) other measures of performance selected by the administrator.

Transferability of Awards

The Plan allows for the transfer of awards only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent and in the manner authorized by the administrator. Only the recipient of an incentive stock option may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent enlargement of the benefits or potential benefits available under the Plan, the administrator will make adjustments to one or more of the number of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the Plan and any other terms that the administrator determines require adjustment.

Minority interest

As an investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

When an investor makes an investment in a class of Securities that represents ownership of the Company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when the Company issues more securities that reflect ownership (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Related Party Transactions
Except as described below and except for employment arrangements, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and any of our directors, executive officers, holders of more than 1% of our Common Stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

In November 2019, the Company entered into a convertible promissory note agreement with Egan Global Management LLC, wholly owned by our founder and CEO Teague Egan, for approximately $505,000 that was due and payable after October 31, 2021. In accordance with the conversion feature of the convertible promissory note, the note was converted into Preferred Series A shares on April 1, 2021. As of the date of this Form C, no funding obligations exist between us and Egan Global Management LLC.

In September 2022, the Company entered into convertible promissory note agreements with Egan Global Management LLC, wholly owned by our founder and CEO Teague Egan, and separately with Michael Egan, each for $1,000,000 that were due and payable after December 31, 2024. In accordance with the conversion feature of the notes, both notes were converted into Preferred Series B shares on December 15, 2022. As of the date of this Form C, no funding obligations exist between the Company and Egan Global Management LLC or Michael Egan.

Except as set forth above, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We have also entered into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Review, Approval and Ratification of Related Party Transactions

The Board of Directors reviews and approves all related party transactions.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Form C.

Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2023 and December 31, 2022

Revenues

The Company is a pre-revenue, development stage, energy technology company focused on energy storage and extraction of critical minerals used in battery manufacturing. We have no commercial operations at this point and have not generated any revenues from licensing our technology or selling any products. The only revenues we have generated to date are from small scale testing.

Salaries and Consulting

During 2023, management continued to hire full time employees to execute the business plan, accelerate market development, assist our management team to develop and advance its technology development. The increase in salaries and consulting fees from $5,382,871 for the twelve months ended December 31, 2022 to $8,565,602 for the twelve months ended December 31, 2023 is reflective of our continued efforts during the year to grow our business, advance the technology and establish pilot plants for deployment in the field.

Professional Services

The Company has hired a number of professional service organizations to assist and support its business operations. The Company spent $598,153 during the twelve months ended December 31, 2022 and $517,393 during the twelve months ended December 31, 2023 on professional services fees, which is indicative of our rapid growth and our efforts to maintain and/or manage efficient research, development, customer relations, governance, etc. In 2023, the Company reclassified the categorization of certain activities from professional services, which is reflected as a decrease in spending.

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses related to technological development and advancement in respect of our LiTAS™ and SoLiS™ technologies. Specifically, these costs include, among others, laboratory costs, rent and equipment usage, specialty chemical purchases used in development work and other various research items supporting LiTAS™ and SoLiS™ testing and deployment efforts.

As the Company started scaling capital expenditures for pilot and demonstration plants, our research and development expenses were slightly lowered to $1,718,231 for the twelve months ended December 31, 2023 from $1,846,637 for the twelve months ended December 31, 2022.

Interest Expense

Following the conversion of convertible notes in 2022, there was no interest expense in 2023. Interest expense was $226,285 for the twelve months ended December 31, 2022.

Other Income

Other income relates to dividends received by the company from its money-market accounts. This income was $628,859 for the twelve months ended December 31, 2023, up from $39,054 for the twelve months ended December 31, 2022.

Net Loss

Our net loss was $(14,937,941) for the twelve months ended December 31, 2023, compared to $(10,547,755) for the twelve months ended December 31,2022. This increase in net loss is reflective of the rapid growth of our Company and accompanying investment by management, including increased employee count, technology development, construction and deployment of pilot plants and other related costs and expenses.

Liquidity and Capital Resources

Since our inception in 2018, we have devoted most of our cash resources to employees, consultants, professional services and research and development activities to develop and grow our business. We have financed our operations to date primarily with the use of proceeds from the Founders' capital, a Series A Preferred Stock offering, a Series B Preferred Stock offering, Regulation Crowdfunding offerings, Regulation D 506(c) offerings, a Regulation A+ offering, and convertible promissory notes.

To date, we have not generated any revenue from technology service fees or product sales, and we do not anticipate generating any revenue from the sale of products for the foreseeable future. We have incurred losses and generated negative cash flows from operations since inception. During the period from December 2018 (inception) through December 31, 2023, we have incurred cumulative net losses of approximately $33.4 million. Our future expenditures and capital requirements will depend on numerous factors, including, among others, the progress of our research and development efforts, deployment of pilot plants with key customers, and our ability to scale up to commercial operations.

We have raised capital by exempt offerings of common stock, preferred stock and convertible notes of approximately $131 million.

On April 9, 2022, the Company entered into a Share Purchase Agreement (the "Share Purchase Agreement") with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd (collectively, "GEM"). Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/merger by/with a special purpose acquisition company or other similar go-public event), the Company is granted the option of selling shares of its Common Stock to GEM at a slight discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450.0 million. The Share Purchase Agreement contains several constraints, such as a limitation on the amount of shares that the Company can sell to GEM in a sale transaction and certain controls relating to the time period between each sale of shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of Common Stock of the Company (excluding options and grant awards) upon a public offering at the public offering price per share.

On September 30, 2022, the Company held its first closing under its Regulation A+ offering, which was filed with the SEC through a Form 1-A offering circular on June 7, 2022, and received approximately $6.9 million through the sale of Common Stock, net of offering costs and commissions.

During December 2022, the Company raised $15 million through the sale of Series B Preferred Stock in connection with the Series B Offering. In connection with the closing of such Series B Offering, all of the Company's existing promissory convertible notes, both principal and interest of 7% per annum, were converted into 5,246,610 shares of Series B Preferred Stock, calculated as of December 15, 2022, including a 15% discount to the per-share-price of the Series B Preferred Stock.

On June 30, 2023, the Company entered into two additional joinder agreements to the Series B Transaction Agreements with two separate investors. Pursuant to these joinders, the Company raised $16.4 million through further sales of Series B Preferred Stock in connection with the Series B Offering. Currently, an aggregate of 9,358,221 shares of Series B Preferred Stock are outstanding.

On October 3, 2024, the Company held its second closing under its Regulation A+ offering, which was filed with the SEC through a Form 1-A offering circular on September 27, 2023, and received approximately $75 million through the sale of Common Stock, inclusive of offering costs and commissions.

These funds have provided us the ability to complete pilot plants that we have deployed in South America as well as advance our work on the demonstration and commercial facilities that are scheduled to be designed and completed in 2025-2027. We continuously monitor our use of funds relative to executing on our business strategy with a focus on spending capital that will further our ability to recognize revenue in the future. We balance our use of funds based on our ability to raise additional capital resources through various exempt offerings.

We believe that we currently have sufficient capital to finance our operations at least through the end of 2025. However, if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that, after such period, we will be required to raise additional capital to fund our operations and to further advance the commercialization of LiTAS™ in South America and the US. There is no assurance that such financing will be available when needed, or that ultimately, we will achieve profitable operations and positive cash flow.

Capital Expenditures

The Company spent $4,262,196 of cash on purchase of fixed assets during the six months ended June 30, 2024 and $1,455,540 of cash on purchase of fixed assets during the six months ended

June 30, 2023. The increase of $2,806,656 is a result of capital equipment purchases for anticipated pilot and demonstration plant deployments related to our Chile demo plant. The Company expects that it will continue acquiring capital equipment to expand its operations and development plans particularly as it relates to our demo plant.

Leases

Leases: Austin, Texas

The Company leases i) office and lab space in Austin, TX ("Headway Site") with a termination date of May 31, 2026; ii) engineering build space in Austin, TX ("Rutherford Site") with a termination date of May 16, 2026; and iii) office, laboratory and manufacturing space in Austin TX ("Ridgepoint Site") for 7 years, with a lease commencement date of June 1, 2024. The Company remodeled the space during Q1, Q2 and Q3 of 2024 for approximately $4.2 million, with $0.9 million of such amount being reimbursed to the Company by the landlord as a tenant improvement allowance.

Leases: Hooks, Texas

In September, 2024, the Company's subsidiary, EXSO entered into a lease agreement for office and lab space in Hooks, TX. The lease agreement has an initial term of three years with two options of one year each.

Leases: Antofagasta, Chile

In June 2023, the Company's subsidiary, EnergyX Chile leased i) a site with a 799 square meters warehouse with electricity for 5 years in the city of Antofagasta, Chile, strategically located nearby two ports; and ii) a commercial property of approximately 1,900 square meters, which consists of 900 square meters of warehouse and 1,000 square meters of open area, for a 1 year term, with 5 options to renew for 1 year.

The Company accounts for its U.S. leases in accordance with ASC 842 and Chile leases in accordance with IFRS 16.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented, and do not have any currently.

Plan of Operations

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement aspects of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Trend Information

Because we are still in the startup phase and have only recently commenced our research and product development, we are unable to identify any recent trends in revenue or expenses. Thus, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Form C to not necessarily be indicative of future operating results or financial condition.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions including delayed piloting trials and laboratory resources could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital. Our operations could be subject to unpredictable events, such as snowstorms, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (including proceeds from a 3% Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise ($10,003.50)	Percentage of Proceeds for a Target Amount Raise ($10,003.50)	Allocation of Proceeds for a Maximum Raise ($4,854,367.00)	Percentage of Proceeds for a Maximum Raise ($4,854,367.00)
DealMaker Platform Fees (less Company Proceeds from the Investor Transaction Fee)	$472.67	4.73%	$229,368.84	4.73%
Pilot, Demo, and Upstream Deployment	$4,176.46	41.75%	$2,026,698.22	41.75%
Laboratory & Production Facility	$2,375.83	23.75%	$1,152,912.16	23.75%
Research and Development	$1,100.39	11.00%	$533,980.37	11.00%
General and Administration	$1,878.15	18.77%	$911,407.41	18.78%
Total	$10,003.50	100.00%	$4,854,367.00	100.00%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
Except as disclosed below, the Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

In 2024, the Company delinquently filed the Regulation Crowdfunding annual report on July 29, 2024.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation Crowdfunding, investors have additional contractual restrictions on being able to transfer the Securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

None

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary a fee consisting of 7.5% of the capital raised in this Offering. The Intermediary will be paid its commission on the Investor Transaction Fee.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Except as outlined below, neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation Crowdfunding.

In 2024, the Company delinquently filed the Regulation Crowdfunding annual report on July 29, 2024.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at invest.energyx.com/regcf including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the Issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those Investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Securities to the Investors. During this time, the Company may continue soliciting Investors and receiving additional investment commitments. Investors should note that if Investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their Securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the Offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either

$2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the Offering and to subscribe can be found at invest.energyx.com/regcf as required by Regulation Crowdfunding.

EnergyX I SPV, LLC

(a Wyoming Limited Liability Company)

Audited Financial Statements

As of the date of inception October 4, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

EnergyX I SPV, LLC
Table of Contents





Alice CPA

Independent Auditor's Report

October 18, 2024
To: Board of Directors of EnergyX I SPV, LLC
Attn: Teague Egan, CEO
Re: Inception-Dated Financial Statement Audit – EnergyX I SPV, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of EnergyX I SPV, LLC, which comprise the balance sheets as of the date of inception October 4, 2024, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of EnergyX I SPV, LLC as of the date of inception October 4, 2024, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of EnergyX I SPV, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about EnergyX I SPV, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.







229 Park Ave S, Suite 70037
New York, New York 10003-1502

info@alice.cpa

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EnergyX I SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about EnergyX I SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
October 18, 2024



EnergyX I SPV, LLC
BALANCE SHEET
As of October 4, 2024 (Inception)
(Audited)

ASSETS

Current Assets
  Cash and cash equivalents | $ | -
   Total Current Assets | | -

Total Assets | $ | -

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities
  Accounts payable | $ | -
   Total Current Liabilities | | -

Total Liabilities | | -

Member's Equity (Deficit) | | -
Total Member's Equity | | -

Total Liabilities and Member's Equity | $ | -

The accompanying footnotes are an integral part of these financial statements.

ENERGYX I SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 4, 2024 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

EnergyX I SPV, LLC (the "Company") was formed on October 4, 2024 under the laws of the State of Wyoming. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued by Energy Exploration Technologies, Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6).

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

ENERGYX I SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 4, 2024 (INCEPTION)
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of October 4, 2024 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

ENERGYX I SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 4, 2024 (INCEPTION)
(AUDITED)

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of October 4, 2024 (inception).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Energy Exploration Technologies, Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the Company has the ability to withdraw any part of a membership contribution as a member prior to dissolution and winding up of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

ENERGYX I SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 4, 2024 (INCEPTION)
(AUDITED)

NOTE 6 – SUBSEQUENT EVENTS

Limited Liability Company Agreement

On October 4, 2024, the Company entered into a Limited Liability Company Agreement with Energy Exploration Technologies, Inc, wherein the Company will serve as a "crowdfunding vehicle" with the limited purpose of acquiring, holding, and disposing of securities issued by Energy Exploration Technologies, Inc. ("Crowdfunding Issuer") which will also serve as the Manager of the Company. The business, property, and affairs of the Company shall be managed by the Manager.

All expenses incurred by the Company for the formation, operation, or winding up shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

Management's Evaluation

Management has evaluated subsequent events through October 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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HOLDINGS

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SOUTH AMERICA

PROJECT BLACK GIANT

We acquired 100k+ acres of lithium mining concessions in Chile. This has the potential to support a 40,000 metric tons per year lithium plant.

READ MORE

UPDATES





[EnergyX Included In Guggenheim Report](#)



[Fast Company's 2024 World Changing Ideas Awards](#)



[Breakthrough Milestone For S](#)



SOLUTION

OUR TECHNOLOGY CAN INCREASE LITHIUM OUTPUT BY UP TO 300%

Our revolutionary LiTAS™ technology is a true "brine to battery" solution. LiTAS™ can recover up to 90%+ of lithium in a matter of days (compared to just 30% from legacy methods). And we're the only company in the world that can work with all brine types and integrate with all production methods. We can deliver the fastest, most efficient lithium extraction for our partners at the lowest capital cost possible.

LITAS™ CAN IMPROVE OUTPUT 2-3X

02:39

Evaporation Pond  30%

Hard rock  58%

LiTAS™  90%

I'M READY TO INVEST

"We are powering the future of the energy storage market projected to reach $546 billion by 2035[2]."

 **Teague Egan -** EnergyX CEO

THE EV BOOM IS FUELING LITHIUM DEMAND

Lithium is essential for the batteries used in EVs. The lithium market is expected to increase in demand 13x from 300,000 tons per annum to nearly **3.8M tons of lithium per annum by 2035.** Every automaker (GM, Ford, VW, Mercedes, Toyota, BMW, etc.) is transitioning their fleet to fully electric, and will all require millions of tons of lithium to manufacture battery-powered cars[4].



Lithium Demand Growth Per Ton

- Lithium Demand
- Lithium Supply
- Internal Combustion Engine Vehicles (ICE)
- Battery Electric Vehicles (EV)

COMMERCIAL PRODUCTION

Internal Combustion Engine Vehicles (ICE)

MORE EVs SOLD THAN ICEs

DEMAND OVERTAKES SUPPLY

Lithium Demand

Lithium Supply

Battery Electric Vehicles (EV)

Li DEMAND / SUPPLY TONNES

4M
3.5M
3M
2.5M
2M
1.5M
1M
500K
0

GLOBAL VEHICLES SOLD (MILLIONS)

100
80
60
40
20
0

ENERGYX PROJECT DEVELOPMENT

ENERGYX PROJECT EXPANSION

2015 2020 2025 2030 2035 2040

YEAR

LITHIUM IS ESSENTIAL TO A RENEWABLE ENERGY FUTURE

Over the next 10-20 years, **lithium is expected, with a high probability, to become one of the most highly demanded natural resources in the world.** It will replace fossil fuels as the leading renewable energy storage source, paving a path forward to a sustainable future. Right now, batteries are the bottleneck to store renewable solar and wind energy, and energy storage is exponentially increasing over the next 5, 10, 20 years[5].



Global Energy Storage Demand

E-Buses | Consumer Electronics | Stationary Storage | Commercial EVs | Passenger EVs

$ billions

550
500
450
400
350
300
250
200
150
100
50
0

2015   2020   2025   2030

SECURING NORTH AMERICA'S LITHIUM SUPPLY

North America has lagged behind lithium production, while China is the 3rd largest lithium producer and controls the majority of the global lithium-ion battery supply chain. It's a matter of national security that the United States taps into its own lithium sources. We're making this possible.



ENERGYX

DIVE INTO OUR COMMERCIALIZATION STRATEGY BY DOWNLOADING OUR INVESTOR DECK.

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“We will not stop until every car on the road is electric”



Elon Musk





OUR BUSINESS MODEL

1 TECHNOLOGY LICENSING FEES (TAAS)

For major existing producers, EnergyX will receive a per tonne licensing fee for use of its technology based on lithium production per quarter. Equipment capital costs paid by customer.

2 LITHIUM PRODUCTION AND OFFTAKE

For junior resource companies, EnergyX will partner in a capacity to contribute to or completely cover all capital costs of Li extraction. EnergyX will then sell Li product to final customer and split profits with company.

3 RECURRING CONSUMABLES REPLACEMENT

Replacement of all consumable commercial membrane units based on time increment (estimated every 2-3 years)

LITAS™
OUR ROADMAP TO 2030

Our patented LiTAS™ is a step-function improvement in lithium extraction earning us customer relationships with the industry's largest players.

Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision.

01:38

DEVELOPMENT PROGRESS TO DATE

 

Dec 2018



ENERGYX INCORPORATED

Company is incorporated in Commonwealth of Puerto Rico

May 2019



EXCLUSIVE IP LICENSE

EnergyX Licenses First 5 patents from University of Texas, Monash University, CSIRO, and Oslo

Feb 2020



SUEZ

Signs Terms Sheet with SUEZ WTS. **(Biggest water technology supplier in the world)**

2021



ENERGYX FUND

Completes Series A Fu

02:44



ADSORBENTS



SOLVENTS



MEMBRANES

Adsorbents technology involves using spherical beads for extraction of target molecules in aqueous solutions. Read More

Solvent extraction molecules developed by EnergyX are highly selective towards lithium contained in the brine. Read More

Currently, we have a portfolio of patented membrane technologies used in different lithium processing applications. Read More

TEAM

EXECUTIVE LEADERSHIP



TEAGUE EGAN

Chief Executive Officer

Read Bio



JUAN CARLOS BARRERA

President of Lithium, South America

Read Bio



DR. AMIT PATWARDHAN

Chief Technology Officer

Read Bio



MAYANK SHARMA

Chief Financial Officer

Read Bio



MILDA SAENZ

Chief of Staff

[Read Bio](#)



SIMONIDA TILTON

Corporate Counsel

[Read Bio](#)



KELLEE KHALIL

Chief Marketing Officer

[Read Bio](#)

ADVISORY & BOARD MEMBERS



DR. BENNY FREEMAN

University of Texas



BOB GALYEN

Founding CTO of CATL



MICHAEL EGAN

Former CEO of Alamo



ARIEL EMANUEL

Chief Executive Officer of Endeavor



RAMEZ NAAM

CEO of Planetary VC

Energy Exploration Technologies has a mission to become a worldwide leader in the global transition to sustainable energy.

I'M READY TO INVEST

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Energy Exploration Technologies
has a mission to become a
worldwide leader in the global
transition to sustainable energy.

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Sources:

1. Financial News Media
   International Energy World

2. Renewable Energy World

3. Renewable Energy World

4. International Energy Agency |Morningstar EV Adoption Rate Forecast |Seeking Alpha Lithium Demand Graph |Bloomberg

5. Bloomberg New Energy Finance (BNEF)

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Video 1: hero video on: invest.energyx.com

(0:09) EnergyX is an energy technology company focused on the energy transition. (0:14) Founded in 2018, our mission is to solve the huge supply challenges that the U.S. is facing (0:19) in regards to lithium and battery materials. (0:22) Over the next 10 to 20 years, lithium will become one of the most valuable resources (0:27) on the planet.

(0:28) Why? (0:29) Electric vehicles. (0:30) They need an enormous amount of lithium to power their batteries. (0:34) There's about 10,000 iPhone batteries that go into one electric vehicle. (0:39) Therefore, the demand curve for lithium is exorbitant, while the supply is lacking behind. (0:44) This is where EnergyX comes in. (0:46) We saw the current methods of lithium production were extremely inefficient, so we decided (0:51) to reinvent the entire process. (0:53) We used our patented lightest portfolio of direct lithium extraction technologies. (0:58) This innovative approach allows us to significantly increase lithium recovery rates, revolutionizing (1:04) the industry standard. (1:06) Here at EnergyX, we are radically transforming the way lithium is mined, processed, and utilized, (1:14) particularly as batteries in electric vehicles.

(1:17) We have developed our lightest technology to double, triple, and quadruple the yield (1:24) of lithium from the same brine that is pumped today. (1:27) This isn't just about efficiency. (1:29) It's an environmentally and socially conscious way of maximizing resource recovery and asset (1:34) utilization.

(1:35) Now, I know there are a lot of companies trying to solve this problem, but let me be clear. (1:40) We are way further ahead than any other company. (1:43) Our progress has been remarkable.

(1:44) In 2021, we successfully deployed our first pilot plant in the field. (1:48) Since then, we've expanded our operations with two more pilot locations in Austin, Texas (1:53) and Antofagusta, Chile. (1:55) But we're not stopping there.

(1:57) We're also diving into battery technology, building innovative materials to make batteries (2:02) more efficient. (2:03) We have solid-state separators that increase the safety. (2:06) We have lithium metal anodes that increase the volume of lithium in the cell, which increases (2:10) the energy density.

(2:12) And we're looking at a true vertical integration and horizontal integration of the entire battery (2:18) material supply chain. (2:19) Intellectual property is at the core of our strategy. (2:22) From day one, we've protected all our technology with a robust portfolio of patents. (2:28) EnergyX is growing rapidly. (2:30) We currently have about 100 employees and contractors, and we're expanding quickly. (2:35) I'm thrilled to announce that we're now focused on vertical integration, and we've recently (2:40) announced our newest location domestically in the Smackover Formation in Texas.

(2:46) This strategic move positions EnergyX as a key player across the entire lithium supply (2:51) chain. (2:52) Lithium is being called the white petroleum. (2:55) Everybody saw the huge boom with oil and gas.

(2:58) Big companies like Exxon, Chevron, BP, Saudi Aramco created huge wealth for their investors. (3:05) Lithium and battery materials is that next phase. (3:09) The world is transitioning to electric.

(3:11) Electric cars, stationary storage, electric consumer goods, all powered by batteries. (3:17) And batteries are all powered by lithium. (3:21) Lithium and battery materials are the next big investment opportunity of the future.

(3:26) EnergyX really values the retail investor. (3:30) We think that you shouldn't just have the opportunity to invest after a company has (3:35) gone public and seen all that major growth. (3:38) Today you can go invest in EnergyX right on our website and participate in the energy transition.

Video 2: Lithium Refinery
I think it's twice now that Elon has said, if you want to print money, then you need to go into the lithium refinery business. Ironically, that's what we're in and you know, it's a very important piece of the energy transition. So bringing this brine out of the ground that currently contains the lithium and getting it all the way to a battery ready, refined product, there's a number of steps to get there.

First, we think about the extraction or separation step, and that could be considered part of refinery, but we want to separate the lithium from the rest of the impurities that are also dissolved in the brine. The second part is the conversion or the refinery. How do you get that lithium to 99. 9 percent lithium in a battery grade ready format?

That can then be implemented into a cell. So we focus on both the extraction and separation and the conversion and refinery moving from evaporation ponds to DLE or direct lithium extraction. It's a step change technology. Some of the kind of characteristics that you can think about with pond systems, they take 18 months.

So they're very time inefficient. They have huge footprints call it 10 to 15 square miles for some of the larger pond systems. And you have to transit that brine once it's concentrated to another facility that's usually closer to the ocean or has access to fresh water. And the biggest one is that they only recover 30 to 40 percent of the available lithium that you have initially pumped out of the ground.

Step change over to direct lithium extraction technology. It happens in a matter of hours as opposed to 18 months. The recovery rate is over 90 percent on a consistent basis. So three X the output, the footprint is literally a couple acres as opposed to 10 square miles. I think that's thousand X. lower footprint and ultimately the carbon footprint or the carbon emissions from a DLE system are dramatically less.

You look at those four things and it's almost a no brainer to move towards direct lithium extraction. And honestly, it was just an announcement that the minister of mining in Chile. Has said all lithium projects moving forward will only be direct lithium extraction. So we also have the tailwind of government regulation behind us because they clearly see that that's the only legitimate path forward.

Video 3: What is lithium?
So lithium is one of the most important materials in batteries. It's the lightest metal on the periodic table, which makes it applicable for batteries. You want your battery to have high energy, but low weight. So basically high energy density. Utilizing phones, laptops, and now, very importantly, electric vehicles.

Lithium demand is huge right now. Electric vehicles, the size of the battery is 10, 000 times the size of one iPhone. So to put that into perspective, if you want to build only 1 million electric vehicles, that's the equivalent of 10 billion iPhones. The lithium demand only 7 years ago was about 100, 000 tons of lithium.

By 2030, the demand of lithium is projected to be 3 million tons. So a 30 X increase in demand by 2040, you're looking at 5. 5 to 6 million tons. So a 60 X increase in demand of this. Critical battery material. So the demand for lithium is shooting through the roof because of the electric vehicle transition this quarter in 2023, Tesla sold over 400, 000 electric vehicles.

That's really caused all the other major automotive manufacturers to commit to fully electrifying their fleet. So one

of 8 million cars per year. And by 2035, they've committed to completely electrifying. All their cars, so that's 8 million new cars on the road and they've committed $35 billion to do so. That's only one manufacturer. You think about all these vehicle companies that are committed to fully electrifying their fleets and how many batteries and how big of batteries are required to do that, and how much lithium goes into that.

That's really what's driving the demand.

Video 4: Where we are going
The next generation of battery chemistries is something called solid state battery. Today, an electric vehicle can go roughly 300 miles, but how do you make an electric vehicle go a thousand miles per charge? That comes down to a better battery or better battery chemistry. That's also something that we're developing at EnergyX.

We have solid state separators that increase the safety. We have lithium metal anodes that increase the volume of lithium in the cell, which increases the energy density. And we're looking at a true vertical integration and horizontal integration of the entire battery material supply chain. So one of the things we're most excited about is how fast we're expanding and how much technical progress we're making and what that really means for pushing our technology forward.

In the new EnergyX facility, we'll have a drive room with a pilot line manufacturing center where we'll be able to really make large scale batteries with our technology that we can then test out in electric vehicles or electric mobility applications. The new facility will allow us to make Many more batteries that we can test so that we really know what we need to know before we can send our batteries out for safety and regulatory testing so that they're deemed safe for consumers being listed on the Forbes 30 under 30 and energy was really a testament to the work that energy X is doing and you know how important the lithium extraction spaces as well as the lithium battery space in order to enable us, you know, our entire society to make the shift to electrification.

Thank you.

Video 5: what is litas?

We've developed a new technology that's called direct lithium extraction technology. We call this litus. Litus is essentially using current day next generation technology to replace these evaporation pumps. Litus processes and refines lithium out of the brine in a matter of hours. At over a 90 percent recovery rate, which is three times what the current recovery rate is and do it on a very small geographic footprint with almost zero carbon penalty.

We've narrowed our focus to three distinct technologies that are used in other industries for other applications that we have applied to lithium. So the first is membranes. What our membranes do is they allow lithium to pass through the membranes, but reject the majority of the other salts. The second is solvent extraction.

This is a little bit more complicated to understand, but solvent extraction is one of the most used Technologies in the mining and metals industry. Have you ever seen how water and oil are impermissible? Like the water will sink to the bottom and the oil will be at the top or vice versa. Depending on the density, there's that separation.

Once the solvent molecule has grabbed the lithium, it goes into that phase separation. So now it's on its own and away from the rest of the brine. We can re inject that brine back into The aquifer to avoid disturbing the water table. And now we have that lithium that's separated from the rest of the composition.

The third is adsorption. Adsorption you can think about beads or little resins that almost act as a sponge. So you have a big column that's packed with these resins and then you flow the brine through the column and as the brine is going through the column the the beads that are packed into the column Only grab lithium.

So now you basically have this sponge that's completely saturated with lithium. You wash them with fresh water to then strip the lithium away from the beads. And now you have pure lithium that's in a water solution that you can crystallize the lithium out. To use in the batteries. So those are the three different technologies that make up the lightest portfolio.

And we use these technologies in combination for the majority of our customers.

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THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

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TO: EnergyX I SPV LLC
        c/o Energy Exploration Technologies Inc.
        1654 Calle Tulipan, Ste 100
        San Juan, Puerto Rico 00927

Ladies and Gentlemen:

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(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer.

    The Company and Crowdfunding Issuer, severally and not jointly, each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

    (a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of Puerto Rico. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its respective properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Crowdfunding Issuer or its business.

    (b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

    (c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary action on the part of the Company, and the issuance, sale and delivery of shares of Common Stock to the Company by the Crowdfunding Issuer have been duly authorized by all necessary corporate action on the part of the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

    (d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and by all necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> The Company is a newly formed Wyoming limited liability company with no material assets, liabilities or operating history as of the first Closing Date. Complete copies of the Crowdfunding Issuer's financial statements consisting of its consolidated statement of financial position as at December 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Driven Advisors, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities solely to purchase shares of Common Stock. The Crowdfunding Issuer shall use the proceeds from the issuance and sale of shares of Common Stock as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's respective knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her employment or Board relationship with the Company or the Crowdfunding Issuer or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Limited Liability

Company Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company, and indirectly in the Crowdfunding Issuer, involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

  (i) To the Company;

  (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

  (iii) As part of an offering registered under the Securities Act with the SEC; or

  (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) Investment Limits. Subscriber represents that either:

  (i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(g) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Crowdfunding Issuer) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h) <u>Crowdfunding Issuer Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) <u>Valuation.</u> The Subscriber acknowledges that the price of the shares of Common Stock which has been used to establish the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Crowdfunding Issuer may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Proxy.

(a) If and to the extent that Subscriber receives any shares of capital stock of the Crowdfunding Issuer as a result of Subscriber's ownership of the Securities, Subscriber hereby appoints the Chief Executive Officer of the Crowdfunding Issuer (the "CEO"), or his or her successor, as Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of Subscriber, (i) vote all such shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 7 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as Subscriber is an entity, will survive the merger or reorganization of Subscriber or any other entity holding shares of capital stock of the Crowdfunding Issuer. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock of the Crowdfunding Issuer or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering such Common Stock. The CEO is an intended third-party beneficiary of this Section 7 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Manager of the Company in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

7. Indemnity.

The representations, warranties and covenants made by Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Crowdfunding Issuer within the meaning of Section 15 of the Securities Act, along with the Company and its similarly situated control persons, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY

TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:	EnergyX I SPV LLC
	45 E Loucks Street #301
	Sheridan, WY 82801
If to the Crowdfunding Issuer, to:	Energy Exploration Technologies Inc 1654 Calle Tulipan, Ste 100 San Juan, Puerto Rico 00927

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company, the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

DEALMAKER ORDER FORM
Regulation CF Offerings (each, an "Offering")

Customer:.	Energy Exploration Technologies Inc.	Contact:	Teague Egan
Address:	1654 Calle Tulipan, San Juan, Puerto Rico 00927	Phone:	
Effective Date (optional): October 22, 2024		E-Mail:	teague@energyx.com

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. <u>The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations</u>.

> In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors or partners described in this Agreement and agrees such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described on Schedule A attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

> Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Schedule "A"
Summary of Fees

- **Activation Fees: Onboarding, Due Diligence and Asset Creation:** ~~$45,000~~ *waived*
  - *This fee includes*
    - i. $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
    - ii. $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
    - iii. $30,000 payable to DealMaker Reach LLC for consulting and developing materials for self-directed electronic roadshow; and

- **Monthly Subscription Fees:** ~~$5,000~~ *waived*
  - *Monthly account management and software access fees are payable to DealMaker and commence on the first month following the Effective Date*

- **Usage Fees: 7.5% Cash Fees** From All Proceeds:
  - Cash Fees are payable to DealMaker Securities LLC. Customer will levy an administrative fee of 3% to investors to offset offering costs.
  - Cash fees <u>are inclusive</u> of all payment processing fees, transaction fees, electronic signature fees and AML search fees. Cash Fees do <u>not</u> include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Schedule "B"
DealMaker Reach Services

Pre-Offering Marketing & Advisory Services

(1) Website design and development
- Copywriting, wireframing, and website design
- Website development in Webflow
- Integration of tracking, analytics, and pixels
- Ongoing upkeep and management of website content

(2) Audience-building infrastructure
- Audience building via email capture on landing page
- Copywriting and design for investor educational series (4 to 6-part email series delivered to emails are captured on the website)
- Ongoing email list nurturing via updates repurposed from the Customer's campaign-wide announcements, other relevant news, and webinars
- Design and implement email capture in Klaviyo
- Integrate DealMaker webhooks to build investor funnel and tracking of investor progress/status

Ongoing Marketing & Advisory Services During the Offering

(1) Conversion rate optimization
- Continuous website content testing to improve conversion rate

(2) Email and SMS marketing
- Ongoing email and SMS list nurturing via updates repurposed from the Customer's campaign-wide announcements, other relevant news, and webinars

(3) Google Ads
- Search, Display, Google Discovery, and YouTube
- Creation of ad designs, copy, and audience targeting across Google Ads platform
- Ongoing testing of ad copy and creative

(4) Paid Social
- Facebook and Instagram prospecting and retargeting
- Creation of ad designs, copy, and audience targeting
- Ongoing testing of ad copy and creative

(5) Partnerships
- Source and negotiate private ad placements with relevant publishers and email newsletters

(6) Reporting:
- Regular calls weekly for month one after launch and 2/month thereafter
- Strategic planning, implementation, and execution of the marketing budget
- Coordinating with third party agents in connection with performance of services

Marketing Services are provided by DealMaker Reach LLC. Customer hereby agrees to the terms set forth in the DealMaker Reach Terms of Service linked [here], with fees described on Schedules A and B hereto.

DocuSigned by:

00D71C3A482B454...

Customer Representative

Schedule "C"
DealMaker Securities Services

Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with fees described on Schedule A hereto.

DocuSigned by:

00D71C3A482B454...
Customer Representative

Schedule "D"
DealMaker.tech Subscription Platform and Shareholder Engagement Online Portal

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors. A single reconciliation report is included per month, and is required for escrow disbursements. Additional reconciliation reports are chargeable at $250 per report.

Apart from the Offering, Shareholder Management via DealMaker Engage

- Shareholder management software to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly fee is payable to DealMaker.tech while the client has engaged DealMaker Transfer Agent

Subscription Management and Shareholder Engagement Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with fees described on Schedule A hereto.

DocuSigned by:

[signature]

00D71C3A482B454...

Customer Representative



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Oct 4 2024 2:29PM
Original ID: 2024-001533488

Limited Liability Company
Articles of Organization

I.   **The name of the limited liability company is:**
EnergyX I SPV LLC

II. **The name and physical address of the registered agent of the limited liability company is:**
Vcorp Agent Services, Inc.
2232 Dell Range Blvd Ste 200
Cheyenne, WY 82009

III. **The mailing address of the limited liability company is:**
45 E Loucks Street
#301
Sheridan, WY 82801

IV. **The principal office address of the limited liability company is:**
45 E Loucks Street
#301
Sheridan, WY 82801

V.   **The organizer of the limited liability company is:**
Clemen Cunningham
1431 E McKinney St, Ste 130, Denton TX 76209

Signature: *Clemen Cunningham*   Date: **10/04/2024**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **Clemen@crowdfundinglawyers.net**

Daytime Phone #:   **3237991342**

Secretary of State

- ☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.
- ☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).
- ☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.
- ☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.
- ☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.
- ☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: Clemen Cunningham Date: **10/04/2024**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **Clemen@crowdfundinglawyers.net**

Daytime Phone #: **3237991342**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Secretary of State

Consent to Appointment by Registered Agent

Vcorp Agent Services, Inc., whose registered office is located at **2232 Dell Range Blvd Ste 200, Cheyenne, WY 82009**, voluntarily consented to serve as the registered agent for **EnergyX I SPV LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Clemen Cunningham* Date: **10/04/2024**

Print Name: **Clemen Cunningham**

Title: **Organizer**

Email: **Clemen@crowdfundinglawyers.net**

Daytime Phone #: **3237991342**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

EnergyX I SPV LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **4th** day of **October**, **2024** at **2:29 PM.**

Remainder intentionally left blank.



Filed Date: 10/04/2024

_____
Secretary of State

Filed Online By:

Clemen Cunningham

on 10/04/2024

Operating Agreement

of

EnergyX I SPV LLC

a Wyoming limited liability company

October 4, 2024

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Operating Agreement of
EnergyX I SPV LLC
Table of Contents

Operating Agreement
of
EnergyX I SPV LLC
a Wyoming limited liability company

THIS OPERATING AGREEMENT (the "Agreement"), effective October 4, 2024 (the "Effective Date"), is made and entered into by and among those Persons (i) who by their signatures to a Form of Adherence represent and agree to all of the terms and conditions set forth herein and (ii) who are accepted by Energy Exploration Technologies, Inc. as the manager of the Company (the "Manager") as members of the Company (each a "Member," and collectively, the "Members"). This Agreement is intended to set forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:

Article 1. Formation of the Company

Section 1.1 Limited Liability Company

EnergyX I SPV LLC was formed as a Wyoming limited liability company (the "Company") by executing and delivering the Articles of Organization in accordance with the Wyoming Limited Liability Company Act (the "WLLCA"), and the rights and liabilities of the Members shall be as provided in the WLLCA except as may be modified in this Agreement.

Section 1.2 Name of the Company

The name of the Company is EnergyX I SPV LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3 Purpose and Scope of the Company

The Company was formed to facilitate the investment in Energy Exploration Technologies, Inc., a Puerto Rico corporation ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purpose of the Company is to acquire, hold, dispose of, and otherwise invest in shares of common stock (the "Shares") of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to such securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of such securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Section 1.4 Principal Office of the Company and Location of Records

The Manager will determine the street address of the principal office in the United States where the records of the Company are to be maintained. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5 Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is as listed in the Company's Articles of Organization.

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its exemptions from registration under the Securities Act, Securities Exchange Act, and Investment Company Act, and/or adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.


Article 2. Definitions


Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

    a.   Additional Member(s). Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof.

    b.   Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

c.   <u>Agreement</u>. Agreement means this Operating Agreement as originally executed and as amended from time to time.

d.   <u>Assignee</u>. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

e.   <u>Capital Account</u>. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.3 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

f.   <u>Capital Contribution</u>. Capital Contribution means the total cash contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

g.   <u>Company</u>. Company has the meaning ascribed in Section 1.1.

h.   <u>Company Assets</u>. Company Assets means all assets owned by the Company.

i.   <u>Distributable Cash</u>. Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) any required tax withholdings, and (ii) reserves for expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

j.   <u>Dispute</u>. Dispute shall have the meaning as described in Section 10.1.

k.   <u>Effective Date</u>. Effective Date shall mean October 4, 2024.

l.   <u>Formation Date</u>. Formation Date shall mean the date of filing of the Articles of Organization of the Company.

m.   <u>Form of Adherence</u>. Form of Adherence means, with respect to an offering of the Company's securities, a subscription agreement or other agreement substantially pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Manager from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

n.   <u>Good Cause</u>. Good cause shall have the meaning as described in Section 6.5.

o.   <u>Gross Asset Value</u>. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i.   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

p.   Immediate Family. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance) or spousal equivalent means (a cohabitant occupying a relationship generally equivalent to that of a spouse), parents, parents-in-law, stepparent, grandparent, descendants (including descendants by adoption), stepchild, brothers, sisters, brothers-in-law, sisters-in-law, and children-in-law.

q.   Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

r.   Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

s.   IRS. IRS means the Internal Revenue Service.

t.   Liabilities. Liabilities shall have the meaning as described in Section 13.1.

u.   Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be Energy Exploration Technologies, Inc.

v.   Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

w.   Membership Interest(s). Membership Interest(s) refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. Membership Interest(s) shall be determined by dividing a Member's Units by all issued and outstanding Units.

x.   Notice. Notice shall have the meaning as described in Section 14.6(c).

y.   Partnership Representative. Partnership Representative shall have the meaning as described in Section 1.8.

z.   Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

aa.   Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

     ii. Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

     iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

     iv. Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

     v. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

    bb. <u>Regulations</u>. Regulations mean the Treasury Regulations of the United States.

    cc. <u>Required Interest</u>. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

    dd. <u>Reviewed Year</u>. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

    ee. <u>Securities Act</u>. Securities Act means the Securities Act of 1933, as amended from time to time.

    ff. <u>Transfer</u>. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

    gg. <u>Unit(s)</u>. Unit(s) means a unit of membership in the Company that is purchased by investors. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

Article 3. Capitalization of the Company

Section 3.1 Source of Funding

The Company will be funded by the sale of its securities. The Manager may issue securities as described in this Agreement.

Section 3.2 Issuance of Units & Use of Proceeds

The Company has (and, to comply with Rule 3a-9 of the Investment Company Act, may only have) a single class of membership Units, which shall be issued to Members purchasing such Units pursuant to a Regulation Crowdfunding offering in consideration for their Capital Contributions. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses.

All money received from Members shall be used to purchase Shares from the Crowdfunding Issuer. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the securities of the Crowdfunding Issuer the Company owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

Members holding Units shall have the rights and responsibilities as outlined in this Agreement.

Section 3.3 Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.4 Borrowing of Money Prohibited

The Company shall not borrow money or guarantee the indebtedness of any other entity.

Section 3.5 Crowdfunding Issuer to Reimburse Expenses

The expenses associated with the formation, operation, or winding up of the Company will be paid by the Crowdfunding Issuer or one of its Affiliates pursuant to a written undertaking by the Crowdfunding Issuer.

Article 4. Distributions and Allocations

Section 4.1 Distributions

The Manager may elect from time to time to make distributions to the Members, whether in the form of cash or securities of the Crowdfunding Issuer, and the amount and timing of such distributions will be determined by the Manager in its reasonable discretion. Such distributions shall be pro-rata to each Member in proportion to the number of Units held. Any cash distributions to the Company from the Crowdfunding Issuer must be distributed to the Company's Members within 60 days from receipt.

Section 4.2 Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.3, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items to the Members pro-rata, in proportion to their Membership Interests.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of any non-uniform distributions of cash and any liquidating distributions.

Section 4.3   **Special Allocations**

a.   <u>Qualified Income Offset</u>. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   <u>Section 704(c) Allocations</u>. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.2.

d.   <u>Allocations in Event of Re-characterization</u>. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   <u>Other Allocations</u>. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.4   **Imputed Underpayments**

a.   <u>Modifications of Imputed Underpayments</u>. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

   b. <u>Election in the Event of an Imputed Underpayment</u>. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

   i. For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

   ii. For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection Section 4.2 above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1 General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Section 5.2 Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the WLLCA may be duly exercised by any single Manager.

Section 5.3 Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Section 5.4   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.5   Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.6   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

a.   Issue securities in accordance with this Agreement;

b.   Acquire, hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer;

c.   Execute on behalf of the Company all instruments and documents necessary to the business of the Company (including any shareholder resolutions or shareholder related instruments from the Crowdfunding Issuer);

d.   Amend this Agreement pursuant to Section 14.3;

e.   Open financial accounts in the name of the Company;

f.   Disburse Distributable Cash;

g.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company, so long as all expenses associated with its formation, operation, or winding up of the Company are paid or reimbursed by the Crowdfunding Issuer or an Affiliate;

h.   Vote the securities of the Crowdfunding Issuer held by the Company in accordance with Section 7.4.

i.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

j.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the WLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services; Modification of Duties

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others, including owning securities in and acting as an officer and/or director of the Crowdfunding Issuer. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing. Any duties of care or loyalty of the Manager, especially as they relate to the Manager's capacity as the Crowdfunding Issuer, are hereby waived to the maximum extent permitted by law.

Notwithstanding anything to the contrary herein or under any applicable law, the Manager, in exercising its rights hereunder in its capacity as the manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the WLLCA or under any other applicable law or in equity. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company. The Manager may serve as an officer, director or manager of the Crowdfunding Issuer and shall not be in breach of any fiduciary duty owed the Company by virtue of serving in such capacity.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company, so long as the cost of such employment is paid by (or reimbursed by, if paid by the Company) the Crowdfunding Issuer or its Affiliates. Alternatively, the Crowdfunding Issuer or its Affiliates may provide such services to the Company using its own in-house personnel or independent contractors.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company. The resignation of a Manager will take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5   Removal of a Manager

A Manager may be removed only for Good Cause, by Members holding seventy-five percent (75%) of the Membership Interests. For purposes of the foregoing, "Good Cause" means that the Manager has been found by a final, non-appealable order of a court of competent jurisdiction to have conducted itself on behalf of the Company in a manner that (i) constitutes fraud, gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company.

Section 6.6   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) as a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person so becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.7   Management Compensation

The Manager will not receive compensation for its services to the Company, unless that compensation is paid by the Crowdfunding Issuer or its Affiliates. The Crowdfunding Issuer or its Affiliates (and not the Company) may reimburse the Manager as may be appropriate in the event that the Manager pays an obligation that is properly the responsibility of the Company. The Company will have no obligation to directly reimburse the Manager.

Article 7. The Members

Section 7.1   Member Identification

The Units will be uncertificated. A list of all Members of the Company and their Units will be maintained by a Transfer Agent retained by the Crowdfunding Issuer or otherwise by the Manager.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right for a Member to Participate in Management, Withdrawal, or Cause Dissolution

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up.

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.4   Right of Members to be Consulted Regarding Voting and Tender or Exchange Offers

The Manager must consult with and follow the instructions of the Members prior to (1) voting the Crowdfunding Issuer securities held by the Company and (2) participating in tender or exchange offers or similar transactions conducted by the Crowdfunding Issuer.

With regards to any of these actions, the Manager shall seek instructions from each Member and vote the Crowdfunding Issuer securities held by the Company in the same proportion as the instructions received. For example, if the Company holds 100 shares of the Crowdfunding Issuer, and holders of 70% of the Company's Units instruct the Manager to vote yes, 24% of the Company's Units instruct the Manager to vote no on a particular action, and 6% do not provide instructions, the Manager will cause the Company to have 70 of its Shares vote "yes," 24 of its Shares vote "no," and the remaining 6 Shares not vote.

Section 7.5   Right of Members to Direct Company to Assert Shareholder Rights

Each Member shall have the right to direct the Company to assert those rights under State and Federal law that the Member would have if he or she had invested directly in the Crowdfunding Issuer. The Member asserting such rights shall pay for or reimburse the Company for all costs incurred because of such assertion (unless the Crowdfunding Issuer agrees to pay such costs), but the Company and its Manager shall have a duty to minimize these costs as much as reasonably practical.

Section 7.6   Breach of this Agreement

A Member will breach this Agreement if the Member:

   a.   Attempts to withdraw from the Company, other than as permitted herein;

   b.   Interferes in the management of the Company's affairs;

   c.   Engages in conduct which results in the Company losing its tax status as a partnership; or

   d.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.7   Voting

The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Members, but not Assignees, shall have the right to vote on the following matters:

    a.   The removal of a Manager, as set forth in Section 6.5 (requires 75%);

    b.   Amendment of the Agreement, other than as described in Section 14.3;

    c.   Such other matters as are required by this Agreement or the WLLCA.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2   Access to Information from Company and Crowdfunding Issuer

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager, so long as such examination is reasonably related to the Member's membership in the Company. All expenses attributable to any such examination or audit shall be borne by such Member.

Additionally, the Company shall promptly provide all Members with access to any information that it receives from the Crowdfunding Issuer as a holder of record of the Crowdfunding Issuer, which information may be provided electronically or through the posting of such information on the Crowdfunding Issuer's website.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company or the Crowdfunding Issuer in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

      a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

      b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

      c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall be the same as the Fiscal Year of the Crowdfunding Issuer.

Section 9.5   Reports

The Manager shall use commercially reasonable efforts to cause the Company to furnish within seventy-five (75) days after the end of each fiscal year, all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. The Company will provide Members with all disclosures and other information provided to the Company by the Crowdfunding issuer, which disclosures and information may be provided by email, posting to the crowdfunding intermediary website or posting on the Company's or Crowdfunding Issuer's website.

Section 9.6   Bank Accounts and Company Funds

All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.


Article 10. Internal Dispute Resolution Procedure


ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE.


OPERATING AGREEMENT OF
ENERGYX I SPV LLC


THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article. The following provisions do not apply to any claim under the Federal Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

a.   <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Wyoming, familiar with the Securities Act, the WLLCA, and Regulation Crowdfunding offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

a.   <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency

Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

        b.   <u>Consolidation</u>. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

        c.   <u>Location of Mediation or Arbitration</u>. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

        d.   <u>Attorney Fees and Costs</u>. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

        e.   <u>Maximum Award</u>. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

        f.   <u>AAA Commercial Mediation or Arbitration Rules</u>. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

        a.   <u>Selection of Mediator</u>. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6   Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

      a.   <u>Selection of Arbitrator</u>. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

      b.   <u>Qualifications of Arbitrator</u>. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

      c.   <u>Limited Discovery</u>. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Except for cause of action under the Securities Act of 1933 or the Securities Exchange Act of 1934, as they may be amended from time to time and including the rules promulgated thereunder, venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

Article 11. Transfers and Member Admissions

Section 11.1   Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit A will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Restrictions on Transfer

Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless at least one year has passed since the date on which the original Units were issued, or the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder; and (f) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to pay for any expenses reasonably incurred by the Company in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Permitted Transfers

Prior to the expiration of the one-year restriction on resale, a Member may only Transfer its Units to:

      a.   To the Company or the Crowdfunding Issuer;

      b.   To an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities);

      c.   To a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or

      d.   In connection with the death or divorce of the purchaser, providing the terms of Section 11.9 are followed.

Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder or (f) cause any other material, adverse effect to the Company.

Section 11.9   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.8) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a.   The written consent of the Manager, in his sole discretion, to dissolve the Company and distribute all its assets to the Members;

b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

c.   The withdrawal of all the Members, unless the Company is continued in accordance with the WLLCA;

d.   The Company engages in a merger transaction where it is not the surviving entity; or

e.   The sale or transfer of all Shares of the Crowdfunding Issuer by the Company;

f.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Articles Of Organization and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Distribution or Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, may either (1) engage in the in-kind distribution of all Crowdfunding Issuer securities and other assets held by the Company to its Members, or (2) liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of Company Assets as contemplated by this Agreement.

   a.   Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

   b.   Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

   c.   Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members in proportion to their Membership Interests.

   d.   Non-Cash Assets. Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Company Assets or to make distributions in kind.

   e.   If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator. Each Company Asset so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Company Asset or for legal reasons.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of less than all Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company. Any such Indemnification payments will be reimbursed to the Company by the Crowdfunding Issuer or its Affiliates.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5 No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6 Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7 No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1 Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2 Power of Attorney

a.	Each Member hereby constitutes and appoints the Manager and, if a liquidator shall have been selected pursuant to Section 12.4, the liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

i.	execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including this Agreement and the Articles of Organization and all amendments or restatements hereof or thereof) that the Manager, or the liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Wyoming and in all other jurisdictions in which the Company may conduct business or own property; (B) all certificates, documents and other instruments that the Manager, or the liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Manager or the liquidator determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Member pursuant to, or in connection with other events described in Article 11 or Article 12; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Interests issued; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

         ii.   execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Manager or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; *provided*, that when any provision of this Agreement that establishes a percentage of the Members required to take any action, the Manager, or the liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members.

Nothing contained in this Section shall be construed as authorizing the Manager, or the liquidator, to amend, change or modify this Agreement except in accordance with Section 14.3 or as may be otherwise expressly provided for in this Agreement.

        b.   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Member's Membership Interests and shall extend to such Members heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any officer of the Manager, or the liquidator, acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Manager, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Member shall execute and deliver to the Manager, or the liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Manager or the liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 14.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Articles of Organization, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

        a.   cause this Agreement or the Certificate of Organization to comply with the requirements for Crowdfunding Vehicles as set forth in the Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), as it may be amended from time to time;

        b.   change the name of the Company or the location of its principal office;

        c.   add to the duties or obligations of the Manager;

d.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

e.   reduce or eliminate the tax burdens imposed on the Members (including, but not limited to, revising the terms or manner of distributions and liquidations);

f.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

g.   reflect information regarding the admission of any Additional Member or substitute Member;

h.   a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members;

i.   a change that is required to effect the intent expressed in any offering documents of the Company or Crowdfunding Issuer or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

j.   an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

k.   any other amendment other than an amendment expressly requiring consent of the Members; and

l.   any other amendments substantially similar to the foregoing.

Section 14.4   Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or

of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6 Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a. Construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b. Headings of Articles, Sections, and Subsections. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c. Notices. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address contained herein and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

d. Applicable State Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of Wyoming, without regard to its conflict of laws rules.

e. Execution; Duplicate Originals. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f. Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g. Acceptance. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective October 4, 2024.

MANAGER: **Energy Exploration Technologies, Inc.**

DocuSigned by:

By: ____________________
00D71C3A482B454...
Teague Egan, its CEO





CERTIFICATE OF AMENDMENT

I, **Omar J. Marrero Díaz, Secretary of State** of the Government of Puerto Rico,

CERTIFY: That on **December 21, 2022**, at **03:38 PM**, **"ENERGY EXPLORATION TECHNOLOGIES INC."**, registry number **419978**, performed the following amendment:

Stocks



IN WITNESS WHEREOF, the undersigned by virtue of the authority vested by law, hereby issues this certificate and affixes the Great Seal of the Government of Puerto Rico, in the City of San Juan, Puerto Rico, today, **December 21, 2022.**

Omar J. Marrero Díaz
Secretary of State

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ENERGY EXPLORATION TECHNOLOGIES INC.

Energy Exploration Technologies Inc. (the "*Corporation*"), a corporation organized and existing under and by virtue of the provisions of Puerto Rico's General Corporations Act of 2009, Act Number 164 of December 16, 2009, as amended (the "*General Corporations Act*"),

DOES HEREBY CERTIFY:

1.   That the name of the Corporation is Energy Exploration Technologies Inc., and that the Corporation was originally incorporated pursuant to the General Corporations Act by the filing of its original Certificate of Incorporation with the Department of State of the Commonwealth of Puerto Rico on December 18, 2018 (the "*Original Certificate*").

2.   That the Corporation amended and restated the Original Certificate in its entirety by filing an Amended and Restated Certificate of Incorporation with the Department of State of the Commonwealth of Puerto Rico on May 8, 2019 (the "*First Amended Certificate*").

3.   That the Corporation amended and restated the First Amended Certificate in its entirety by filing a Second Amended and Restated Certificate of Incorporation with the Department of State of the Commonwealth of Puerto Rico on November 4, 2020 (the "*Second Amended Certificate*").

4.   That the Corporation amended and restated the Second Amended Certificate in its entirety by filing a Third Amended and Restated Certificate of Incorporation with the Department of State of the Commonwealth of Puerto Rico on April 6, 2021 (as amended from time to time thereafter, the "*Third Amended Certificate*").

5.   That the Corporation amended the Third Amended Certificated by filing an Amendment to Third Amended and Restated Certificate of Incorporation with the Department of State of the Government of Puerto Rico on April 16, 2021, and the Second Amendment to Third Amended and Restated Certificate of Incorporation with the Department of State of the Government of Puerto Rico on November 17, 2021.

6.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Third Amended Certificate, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Third Amended Certificate be amended and restated in its entirety to read as set forth on <u>EXHIBIT A</u> attached hereto.

7. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Article 7.17 of the General Corporations Act.

8. That this Fourth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Third Amended Certificate, has been duly adopted in accordance with Article 8.02 and 8.05 of the General Corporations Act.

This Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on December 21, 2022, and I, the undersigned, do certify that the facts herein stated are true.

DocuSigned by:

By________________________

00D71C3A482B454...

Teague Egan
Its Chief Executive Officer

EXHIBIT A

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ENERGY EXPLORATION TECHNOLOGIES INC.

FIRST: The name of this corporation is Energy Exploration Technologies Inc. (the "*Corporation*").

SECOND: The address of the registered office of the Corporation in the Commonwealth of Puerto Rico is 1064 Ponce de Leon, Suite 200, San Juan, Puerto Rico 00907. The name of its registered agent at such address is Giovanni Mendez.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Puerto Rico's General Corporations Act of 2009, Act Number 164 of December 16, 2009, as amended (the "*General Corporations Act*").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 183,675,260 shares, consisting of two classes of stock to be designated, respectively, "*Common Stock*" and "*Preferred Stock*." The Corporation is authorized to issue 138,048,205 shares of Common Stock, $0.01 par value per share, and 45,627,055 shares of Preferred Stock, $0.01 par value per share, 21,000,000 shares of which are designated "*Founders 1 Preferred Stock*," 10,630,464 shares of which are designated "*Series A Preferred Stock*" and 13,996,591 shares of which are designated "*Series B Preferred Stock.*"

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Fourth Amended and Restated Certificate of Incorporation (this "*Restated Certificate*") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this of this Restated Certificate or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required

by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Article 8.02(B)(2) of the General Corporations Act, 14 P.R. Laws Ann. § 3682(b)(2).

B.   PREFERRED STOCK

The rights, preferences, powers, privileges, restrictions, qualifications and limitations of the Series A Preferred Stock and the Series B Preferred Stock (collectively referred to as the "*Series A/B Preferred Stock*") and the Founders 1 Preferred Stock, are as set forth below in this Part B of this Article Fourth.

Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1.   <u>Dividends</u>.

1.1   From and after the Original Issue Date or, if later, the date of issuance of the applicable shares of Series B Preferred Stock, the holders of then outstanding shares of Series A/B Preferred Stock shall be entitled to receive dividends (the "*Accruing Dividends*") at the rate of 6% per annum of the applicable Original Issue Price (as defined below) (the "*Dividend Rate*") for each share of Series A/B Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock or Founders 1 Preferred Stock). Accruing Dividends on such shares of Series A/B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A/B Preferred Stock) shall be cumulative and accrue from day to day, whether or not declared by the Corporation's Board of Directors, and whether or not the Company has assets legally available to make payment of the Accrued Dividends, at a per annum rate equal to the Dividend Rate; *provided, however*, that the Accruing Dividends shall automatically cease to accrue upon the first to occur of (i) the fifth (5th) anniversary of the Original Issue Date and (ii) the date upon which the Company issues its next series of preferred stock for any amount. If the Accruing Dividends cease to accrue pursuant to the preceding sentence, then from and after such date, the holders of then outstanding shares of Series A/B Preferred Stock shall be entitled to receive, only when, as and if declared by the Board, out of any funds and assets legally available therefor, dividends at the Dividend Rate of the applicable Original Issue Price for each share of Series A/B Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock or Founders 1 Preferred Stock). The right to receive dividends on shares of Series A/B Preferred Stock pursuant to the preceding sentence shall not be cumulative, and no right to dividends shall accrue to holders of Series A/B Preferred Stock by reason of the fact that dividends on said shares are not declared.

1.2   The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Series A/B Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the foregoing Section 1.1, a dividend on each outstanding share of Series A/B Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A/B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock, and (B) the number of shares of Common Stock issuable upon conversion of a share of Series A/B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend, or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A/B Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; *provided, however*, that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series A/B Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A/B Preferred Stock dividend.

For purposes of this Restated Certificate, (a) the "***Founders 1 Preferred Original Issue Price***" is $0.025, (b) the "***Series A Original Issue Price***" is $0.81665, (c) the "***Series B Original Issue Price***" is $4.0000, and (d) "***applicable Original Issue Price***" refers to (i) the Founders 1 Preferred Original Issue Price for the Founders 1 Preferred Stock, (ii) the Series A Original Issue Price for the Series A Preferred Stock, and (iii) the Series B Original Issue Price for the Series B Preferred Stock, as applicable. The applicable Original Issue Price shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, in each case on a *pari passu* basis as among each series of Preferred Stock, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, (a) with respect to the Series B Preferred Stock, an amount per share equal to the sum of (i) one and one-half times (1.5x) the Series B Original Issue Price, (ii) any unpaid Accruing Dividends, and (iii) any dividends (other than Accruing Dividends) declared but unpaid thereon, (b) with respect to the Series A Preferred Stock, the greater of (i) an amount per share equal to the Series A Original Issue Price, plus the sum of (A) any unpaid Accruing Dividends thereon, and (B) any dividends (other than Accruing Dividends) declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section

<u>4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event, and (c) with respect to the Founders 1 Preferred Stock, an amount per share equal to the greater of (i) the Founders 1 Preferred Original Issue Price, or (ii) such amount per share as would have been payable had all shares of Founders 1 Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this <u>Section 2.1</u>, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   <u>Distribution of Remaining Assets</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts (as defined below) required to be paid to the holders of shares of Preferred Stock pursuant to <u>Section 2.1</u>, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to <u>Section 2.1</u> or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series B Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such shares of Series B Preferred Stock as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. The per share amount which a holder of a share of Preferred Stock is entitled to receive under <u>Sections 2.1</u> and <u>2.2</u> is hereinafter referred to as the "***Liquidation Amount***".

2.3   <u>Deemed Liquidation Events</u>.

2.3.1   <u>Definition</u>. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a two-thirds in interest of the outstanding shares of Series A/B Preferred Stock (voting or consenting together on an as-converted to Common Stock basis, the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger or consolidation in which:

(i)   the Corporation is a constituent party; or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (i)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(i)</u> unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u>.

(b)   In the event of a Deemed Liquidation Event referred to in <u>Section 2.3.1(a)(ii)</u> or <u>2.3.1(b)</u>, if the Corporation does not effect a dissolution of the Corporation under the General Corporations Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event (the "***Redemption Request***"), the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Puerto Rico law governing distributions to stockholders (the "***Available Proceeds***"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "***Redemption Date***"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount (the "***Redemption Price***"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Puerto Rico law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c)   In the event the Corporation timely receives a Redemption Request pursuant to this Section 2.3.2, the Corporation shall send written notice of the mandatory redemption (a "*Redemption Notice*") to each holder of record of each series of Preferred Stock not less than forty (40) days prior to the date of Redemption Date. Each Redemption Notice shall state (i) the number of shares and series of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (ii) the Redemption Date; (iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated in the Redemption Notice, such holder's certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised such holder's right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event fewer than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date, the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then, notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered to the Corporation, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price, without interest, upon surrender of any such certificate or certificates therefor.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board, including the approval of both of the Preferred Directors (as defined below).

2.3.4 <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to <u>Section 2.3.1(a)(i)</u>, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u> after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this <u>Section 2.3.4</u>, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. <u>Voting</u>.

3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 <u>Election of Directors</u>. The Board shall be comprised of five (5) members to be elected as follows:

3.2.1 The holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall by majority be entitled to elect one director of the Corporation (the "***Series B Director***"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Series B Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Series B Preferred Stock fail to elect the Series B Director, then the directorship not so filled shall remain vacant until such time as the holders of the Series B Preferred Stock elect the Series B Director by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series B Preferred Stock, voting or consenting exclusively and as a separate class.

3.2.2   The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall by majority be entitled to elect one director of the Corporation (the "***Series A Director***"; together with the Series B Director, the "***Preferred Directors***"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Series A Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Series A Preferred Stock fail to elect the Series A Director, then the directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock elect the Series A Director by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series A Preferred Stock, voting or consenting exclusively and as a separate class.

3.2.3   The holders of record of the shares of Founders 1 Preferred Stock, exclusively and as a separate class, shall by a majority be entitled to elect one director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Founders 1 Preferred Stock, exclusively and voting as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Founders 1 Preferred Stock fail to elect a director pursuant to the first sentence of this <u>Section 3.2.3</u>, then the directorship not so filled shall remain vacant until such time as the holders of Founders 1 Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of Founders 1 Preferred Stock, voting or consenting exclusively and as a separate class.

3.2.4   The holders of record of the shares of Common Stock, exclusively and as a separate class, shall by a majority be entitled to elect one director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Common Stock, exclusively and voting as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a director pursuant to the first sentence of this <u>Section 3.2.4</u>, then the directorship not so filled shall remain vacant until such time as the holders of Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of Common Stock, voting or consenting exclusively and as a separate class.

3.2.5   The holders of record of the shares of Common Stock and Preferred Stock, shall be entitled to elect the remaining director of the Corporation, voting or consenting together as a single class on an as-converted to Common Stock basis.

3.2.6   At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Section 3.2</u>, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3   Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event or effect any SPAC Business Combination (as hereinafter defined), or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Restated Certificate or Bylaws of the Corporation to either (a) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series B Preferred Stock with respect to its rights, preferences and privileges or (b) in any other manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock;

3.3.3   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including, without limitation, obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money either (a) in excess of $10 million for any single incurrence of debt, or (b) if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $20 million, other than equipment leases and bank lines of credit incurred with the approval of the Board, including both of the Preferred Directors;

3.3.4   make any capital expenditure in excess of $10 million individually or $20 million in the aggregate that are not contemplated by the then Board-approved and current annual operating budget, unless such capital expenditure shall have been approved by the Board, including both of the Preferred Directors;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (i) redemptions of the Preferred Stock as expressly authorized in this Restated Certificate, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of fair market value or the original purchase price thereof;

3.3.6   pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation prior to the Series B Preferred Stock;

3.3.7   license or transfer all or any portion of any intellectual property rights of the Corporation, other than non-exclusive licenses granted in the ordinary course of the Corporation's business;

3.3.8   cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "*Tokens*"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.9   make any loan or advance to any person or entity, including, without limitation, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee share or option plan approved by the Board;

3.3.10   guaranty all or any portion of the debt of any third party, other than wholly-owned subsidiaries of the Corporation;

3.3.11   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.12   make any material modification in the nature of the business of the Corporation or add any new line of business unrelated to the business then being conducted by the Corporation;

3.3.13   create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan, including, without limitation, increasing the number of shares reserved under any such plan;

3.3.14   increase the authorized number of shares of Preferred Stock or Common Stock;

3.3.15   change the number of votes entitled to be cast by any director or directors on any matter;

3.3.16   make any change in the rights or privileges appurtenant to the Preferred Stock;

3.3.17   accept subscriptions for, issue or agree to issue an aggregate of more than 2,146,485 shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Corporation after the date hereof) pursuant to subscriptions for the purchase of Common Stock in respect of the offering made by the Company pursuant to Regulation A+, as promulgated under the Securities Act of 1933, as amended, which commenced on July 8, 2022 on the terms described in the prospectus therefor bearing the same date, including, for this purpose, subscriptions accepted as of the date hereof; or

3.3.18 agree or commit to any of the foregoing actions without conditioning such consent, agreement or commitment upon obtaining the approval of the Requisite Holders required by this Section 3.3.

The foregoing actions by the Corporation, however, shall automatically cease to require the consent of the Requisite Holders upon the first to occur of the following: (a) at such time as the number of outstanding shares of Series A Preferred Stock and Series B Preferred Stock collectively represent less than five percent (5%) of the total number of outstanding shares of the Corporation's capital stock on as converted to Common Stock basis, or (b) the closing of a subsequent issuance of shares of capital stock at a pre-money valuation which exceeds $2.0 billion for an aggregate purchase price of not less than $100 million, excluding the conversion value of any convertible securities converting into capital stock in connection therewith.

4. Optional Conversion. The holders of the Preferred Stock shall have the following conversion rights (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**applicable Conversion Price**" for each series of Preferred Stock shall initially be equal to the applicable Original Issue Price of such series of Preferred Stock. Such applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided, however,* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent, and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, an agreement executed by the registered holder to indemnify the Corporation from any loss incurred by such holder in connection with such certificates (such agreement, in a form satisfactory to the Corporation, an "*Affidavit and Indemnity*")), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or an Affidavit and Indemnity) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to applicable Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "*Additional Shares of Common Stock*" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock, and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "*Exempted Securities*"):

(i)   as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including the approval of both of the Preferred Directors; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(b) "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "*Option*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "*Original Issue Date*" shall mean the date of first issuance of the Series B Preferred Stock.

4.4.2 No Adjustment of applicable Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice or waiver of such adjustment from the Requisite Holders agreeing to the effect that no such adjustment be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar

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provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security, or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security, or (ii) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is

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subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

          4.4.4   Adjustment of applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

          (a)   "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

          (b)   "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

          (c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

          (d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or

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deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

      (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

      4.4.5   <u>Determination of Consideration</u>. For purposes of this <u>Section 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be determined as follows:

      (a)   <u>Cash and Property</u>. Such consideration shall:

      (i)   insofar as it consists of cash, be equal to the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

      (ii)   insofar as it consists of property other than cash, be equal to the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

      (iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, calculated as provided in <u>clauses (i)</u> and <u>(ii)</u> above and as determined in good faith by the Board.

      (b)   <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Section 4.4.3</u> and relating to Options and Convertible Securities, shall be determined by dividing:

      (i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

      (ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction (a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution. Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of

Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, *etc*.   Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the applicable Conversion Price then in effect, and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event (a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; (b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon the first to occur of (a) the closing of the sale of shares of Common Stock to the public at a price per share of at least three times (3x) the Series B Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $150 million of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's Global Market, the New York Stock Exchange or another exchange or marketplace approved by the Board, including the approval of both of the Preferred Directors, (b) the Corporation's initial listing of its Common Stock on the Nasdaq Stock Market's National Market or the New York Stock Exchange or another exchange or marketplace unanimously approved by the Board, including the approval of both of the Preferred Directors, by means of a registration statement filed by the Corporation with the Securities and Exchange Commission that registers shares of existing capital stock of the Corporation for resale at a price per share of at least three times (3x) the Series B Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) which results in aggregate consideration to the Corporation and the selling stockholders of at least $150 million, (c) the Corporation's completion of a merger, acquisition, business combination, consolidation or share exchange with a special purpose acquisition company or similar entity or any subsidiary of the foregoing in which the common stock (or similar securities) of the surviving or parent entity are listed (such entity, the "**SPAC**") on the New York Stock Exchange or the Nasdaq Stock Market or another exchange or marketplace where such exchange or marketplace has been unanimously approved by the Board of Directors (a "**SPAC Business Combination**"), and in connection with which the SPAC receives cash, and/or cash equivalents, at an implied price per share of at least three times (3x) the Series B Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) with aggregate proceeds to the Company's stockholders of at least $150 million, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of

Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, an Affidavit and Indemnity to the Corporation) at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or an Affidavit and Indemnity) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or an Affidavit and Indemnity) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7.   Waiver. Any of the rights, powers, preferences and other terms of the Series A/B Preferred Stock set forth herein may be waived on behalf of all holders of Series A/B Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporations Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote, restriction or limitation set forth in this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the Commonwealth of Puerto Rico, as the Bylaws of the Corporation may provide. The books of the Corporation shall be kept within the Commonwealth of Puerto Rico, to the extent required by the General Corporations Act, at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporations Act or any other law of the Commonwealth of Puerto Rico is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporations Act as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which General Corporations Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Article 4.08 of the General Corporations Act. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, employees and other persons under the provisions of this Article Tenth or the documents referred to in this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or increase the liability of any person with respect to any acts or omissions of such person occurring prior to, such repeal or modification. The rights provided hereunder shall inure to the benefit of the person entitled to the benefit thereof and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in the immediately foregoing clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, any court of competent jurisdiction in the Commonwealth of Puerto Rico shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporations Act or this Certificate of Incorporation or Bylaws of the Corporation or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of clauses (i) through (iv) above, any claim as to which a court of competent jurisdiction in the Commonwealth of Puerto Rico determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court of competent jurisdiction in the Commonwealth of Puerto Rico, or for which such court does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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* * *

44826424



Government of Puerto Rico
Department of State

Transaction Date: 21-Dec-2022
Register No: 419978
Order No: 28139085



Amendment to Articles of Incorporation

419978 - ENERGY EXPLORATION TECHNOLOGIES INC.

A resolution was adopted setting forth (a) proposed amendment(s) to the Certificate of Incorporation of said corporation, declaring said amendment(s) to be advisable.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the following Article(s)

Capital Stock

The number and classes of authorized capital stock of this corporation are as follows:

Class   **Common**
Share Number   **138,048,205**
Par Value   **$0.01**

The denomination, faculties, preferences, and rights of the stock are:

Fixed by the Board of Directors by corporate resolution.

The number and classes of authorized capital stock of this corporation are as follows:

Class   **Preferred**
Share Number   **45,627,055**
Par Value   **$0.01**

The denomination, faculties, preferences, and rights of the stock are:

Fixed by the Board of Directors by corporate resolution.

Supporting Documents

Document	Date Issued
Corporate Resolution	21-Dec-2022

STATEMENT UNDER PENALTY OF PERJURY

IN WITNESS WHEREOF, I, Ortiz, Pedro [Attorney/Paralegal - Attorney] the undersigned, being authorized to file amendment(s) for the corporation, hereby swear that the facts herein stated in this certificate are true, this 21st day of December, 2022.

BYLAWS

OF

ENERGY EXPLORATION TECHNOLOGIES INC.

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#7293876 v3

ENERGY EXPLORATION TECHNOLOGIES INC.

BYLAWS

ARTICLE ONE

OFFICES

Section 1. Registered Office. The registered office of ENERGY EXPLORATION TECHNOLOGIES INC., a Puerto Rico corporation (the "Corporation"), shall be located in the City of Dorado, Commonwealth of Puerto Rico.

Section 2. Other Offices. The Corporation may also have offices at such other places, either within or without the Commonwealth of Puerto Rico, as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine or as the business of the Corporation may require.

ARTICLE TWO

MEETINGS OF STOCKHOLDERS

Section 1. Place. All annual meetings of stockholders shall be held at such place, within or without the Commonwealth of Puerto Rico, as may be designated by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of stockholders may be held at such place, within or without the Commonwealth of Puerto Rico, and at such time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Time of Annual Meeting. Annual meetings of stockholders shall be held on such date and at such time fixed, from time to time, by the Board of Directors, provided, that there shall be an annual meeting held every calendar year at which the stockholders shall elect a board of directors and transact such other business as may properly be brought before the meeting.

Section 3. Call of Special Meetings. Special meetings of the stockholders may be called by the Chief Executive Officer, the Board of Directors or by the Secretary on the written request of the holders of not less than a majority of all shares entitled to vote at the meeting.

Section 4. Conduct of Meetings. The Chairman of the Board (or in his absence, the Chief Executive Officer or, in his absence, the President) or such other designee of the Chairman of the Board) shall preside at the annual and special meetings of stockholders and shall be given full discretion in establishing the rules and procedures to be followed in conducting the meetings, except as otherwise provided by law or in these Bylaws.

Section 5. Notice and Waiver of Notice. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the day of the meeting, either personally (including by FedEx or another reputable

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commercial delivery service), electronically (including email or facsimile) or by first-class mail, by or at the direction of the Chief Executive Officer, the President, the Secretary, or the officer or person calling the meeting, to each stockholder of record entitled to vote at such meeting. If the notice is mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. Notice may be sent by electronic transmission if the stockholder has consented to receive notice by such method. If a meeting is adjourned to another time and/or place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the Board of Directors, after adjournment, fixes a new record date for the adjourned meeting or if the adjournment is for more than 30 days. Notice need not be given to any stockholder who submits a written waiver of notice by him before or after the time stated therein. Attendance of a person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

Section 6. Business of Special Meeting. Business transacted at any special meeting shall be confined to the purposes stated in the notice thereof.

Section 7. Quorum. The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at meetings of stockholders except as otherwise provided in the Corporation's certificate of incorporation (the "Certificate of Incorporation"). If, however, a quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified and called. The stockholders present at a duly organized meeting may continue to transact business notwithstanding the withdrawal of some stockholders prior to adjournment, but in no event shall a quorum consist of the holders of less than one-third (1/3) of the shares entitled to vote and thus represented at such meeting.

Section 8. Required Vote. The vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present shall be the act of the Corporation's stockholders, unless the vote of a greater number is required by law, the Certificate of Incorporation, or these Bylaws.

Section 9. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class are limited or denied by the Certificate of Incorporation or the General Corporations Act of Puerto Rico.

Section 10. Proxies. A stockholder may vote in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No proxy shall be voted or acted upon after three (3) years from the date of its execution unless otherwise provided in the

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proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable, and unless otherwise made irrevocable by law.

Section 11.   Stockholder List. The officer or agent having charge of the Corporation's stock transfer books shall make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number and class and series, if any, of shares held by each. Such list, for a period of ten (10) days prior to such meeting, shall be subject to inspection by any stockholder at any time during the usual business hours at the place where the meeting is to be held. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer book or to vote at any such meeting of stockholders.

Section 12.   Action Without Meeting. Any action required by the statutes to be taken at a meeting of stockholders, or any action that may be taken at a meeting of the stockholders, may be taken without a meeting or notice if a consent, or consents, in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted with respect to the subject matter thereof, and such consent shall be delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation, having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or certified mail, return receipt requested. Such consent shall have the same force and effect as a vote of stockholders taken at such a meeting.

Section 13.   Fixing Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purposes, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolutions of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, except where the Board of Directors fixes a new record date for the adjourned meeting.

Section 14.   Inspectors and Judges. The Board of Directors in advance of any meeting may, but need not, appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment thereof. If any inspector or inspectors, or judge

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or judges, are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors or judges. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled by the Board of Directors in advance of the meeting, or at the meeting by the person presiding thereat. The inspectors or judges, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots and consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors or judge or judges, if any, shall make a report in writing of any challenge, question or matter determined by him or them, and execute a certificate of any fact found by him or them.

ARTICLE THREE

DIRECTORS

Section 1. Number, Election and Term. The number of directors of the Corporation shall be fixed from time to time, within the limits specified by the Certificate of Incorporation, by resolution of the Board of Directors; provided, however, no director's term shall be shortened by reason of a resolution reducing the number of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office for the term for which he is elected and until his successor is elected and qualified. Directors need not be residents of the Commonwealth of Puerto Rico, stockholders of the Corporation or citizens of the United States. Unless provided otherwise by law, any director may be removed at any time, with or without cause, at a special meeting of the stockholders called for that purpose.

Section 2. Vacancies. A director may resign at any time by giving written notice to the Board of Directors or the Chairman of the Board. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase in the size of the Board of Directors shall be filled by the affirmative vote of a majority of the current directors though less than a quorum of the Board of Directors, or may be filled by an election at an annual or special meeting of the stockholders called for that purpose. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, or until the next election of one or more directors by stockholders if the vacancy is caused by an increase in the number of directors.

Section 3. Powers. The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised and done by the stockholders.

Section 4. Place of Meetings. Meetings of the Board of Directors, regular or special, may be held either within or without the Commonwealth of Puerto Rico.

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Section 5. Annual Meeting. The first meeting of each newly elected Board of Directors shall be held, without call or notice, immediately following each annual meeting of stockholders.

Section 6. Regular Meetings. Regular meetings of the Board of Directors may also be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 7. Special Meetings and Notice. Special meetings of the Board of Directors may be called by the Chief Executive Officer and shall be called by the Secretary on the written request of any two directors. Written notice of special meetings of the Board of Directors shall be given to each director at least twenty-four (24) hours before the meeting. Except as required by statute, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Notices to directors shall be in writing and delivered personally (including by FedEx or another reputable commercial delivery service), electronically (including email or facsimile) or by first-class mail to the directors at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be received. Notice to directors may also be given by telegram, and shall be deemed delivered when the same shall be deposited at a telegraph office for transmission and all appropriate fees therefor have been paid. Whenever any notice is required to be given to any director, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 8. Quorum and Required Vote. A majority of the directors shall constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally notified and called.

Section 9. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or committee thereof may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by all of the members of the Board of Directors or the committee, as the case may be, and such consent shall have the same force and effect as a unanimous vote at a meeting.

Section 10. Telephone Meetings. Directors and committee members may participate in and hold a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meetings shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground the meeting is not lawfully called or convened.

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Section 11. Committees. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the Corporation except where the action of the full Board of Directors is required by statute. Vacancies in the membership of a committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law.

Section 12. Compensation of Directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 13. Chairman of the Board. The Board of Directors may, in its discretion, choose a chairman of the board who shall preside at meetings of the stockholders and of the directors and shall be an ex officio member of all standing committees. The Chairman of the Board shall have such other powers and shall perform such other duties as shall be designated by the Board of Directors. The Chairman of the Board shall be a member of the Board of Directors but no other officers of the Corporation need be a director. The Chairman of the Board shall serve until his successor is chosen and qualified, but he may be removed at any time by the affirmative vote of a majority of the Board of Directors.

ARTICLE FOUR

OFFICERS

Section 1. Positions. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary and a Treasurer, and, if elected by the Board of Directors by resolution, a Chairman of the Board, a Chief Financial Officer, a Chief Science Officer and one or more Vice Presidents. Any two or more offices may be held by the same person.

Section 2. Election of Specified Officers by Board. The Board of Directors at its first meeting after each annual meeting of stockholders shall elect a Chief Executive Officer, a President, a Secretary, an Assistant Secretary and a Treasurer and can elect one or more Vice Presidents.

Section 3. Election or Appointment of Other Officers. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors, or, unless otherwise specified herein, appointed by the Chief Executive Officer of the Corporation. The Board of Directors shall be advised of appointments by the Chief Executive Officer at or before the next scheduled Board of Directors meeting.

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Section 4.   Salaries. The salaries of all officers of the Corporation to be elected by the Board of Directors pursuant to Article Four, Section 2 hereof shall be fixed from time to time by the Board of Directors or pursuant to its discretion. The salaries of all other elected or appointed officers of the Corporation shall be fixed from time to time by the Chief Executive Officer of the Corporation or pursuant to his direction.

Section 5.   Term. The officers of the Corporation shall hold office until their successors are chosen and qualified. Any officer or agent elected or appointed by the Board of Directors or the Chief Executive Officer of the Corporation may be removed, with or without cause, by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officers or agents appointed by the Chief Executive Officer of the Corporation pursuant to Section 3 of this Article Four may also be removed from such officer positions by the Chief Executive Officer, with or without cause. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors, or, in the case of an officer appointed by the Chief Executive Officer of the Corporation, by the Chief Executive Officer or the Board of Directors.

Section 6.   Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall provide overall strategic direction for the Corporation. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors are carried into effect and shall do and perform such other acts as the Board of Directors may, from time to time, authorize him to do. In the absence of the Chairman of the Board or in the event the Board of Directors shall not have designated a chairman of the board, the Chief Executive Officer shall preside at meetings of the stockholders and the Board of Directors.

Section 7.   President. The President shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect and shall do and perform such other acts as the Board of Directors may, from time to time, authorize him to do. In the absence or disability of the Chief Executive Officer, the President shall perform the duties and exercise the powers of the Chief Executive Officer. In the absence of the Chairman of the Board, if applicable, and the Chief Executive Officer, the President shall preside over meetings of the stockholders and the Board of Directors. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall also serve as President.

Section 8.   Chief Financial Officer. If a Chief Financial Officer is elected, the Chief Financial Officer shall be responsible for all the funds and valuables belonging to the Corporation. The Chief Financial Officer shall have such authority in such amounts and limits as may be prescribed by the Board of Directors to, on behalf of the Corporation, sign checks, drafts, certificates of deposits and receipts for money delivered, and to endorse notes, bills, check, drafts, and acceptances. The Chief Financial Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or the President.

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Section 9. Chief Science Officer. If a Chief Science Officer is elected, the Chief Science Officer shall be responsible for all scientific and research functions of the Corporation. The Chief Science Officer shall render to the Chief Executive Officer and the Board of Directors at its regular meetings or when the Board of Directors so requires an account of the status of all the scientific and research matters of the Corporation. The Chief Science Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or the President.

Section 10. Vice Presidents. The Vice Presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Board of Directors shall prescribe or as the Chief Executive Officer may from time to time delegate.

Section 11. Secretary and Assistant Secretary. The Secretary and the Assistant Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the stockholders and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or Chief Executive Officer, under whose supervision the Secretary shall be. The Secretary shall keep in safe custody the seal of the Corporation and, when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 12. Treasurer. The Treasurer shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer, the Chief Financial Officer and the Board of Directors at its regular meetings or when the Board of Directors so requires an account of all the Treasurer's transactions as treasurer and of the financial condition of the Corporation. The Treasurer shall also perform the functions of the Chief Financial Officer if a Chief Financial Officer is not appointed.

ARTICLE FIVE

CERTIFICATES FOR SHARES

Section 1. Issue of Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates (and upon request every holder of uncertificated shares) shall be entitled to have a certificate signed by, or

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in the name of the Corporation by the chairman or vice-chairman of the Board of Directors, or the Chief Executive Officer, President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form.

Section 2.	Legends for Preferences. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 3.	Transfer Restriction.

(a)	Notwithstanding anything to the contrary, except as expressly permitted in this Section, a stockholder shall not Transfer (as such term is defined below) any shares of the Corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. The term "Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. Any purported Transfer of any shares of the Corporation's stock effected in violation of this Section shall be null and void and shall have no force or effect and the Corporation shall not register any such purported Transfer.

(b)	Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the Corporation that shall include: (i) the name of the stockholder; (ii) the proposed transferee; (iii) the number of shares of the Transfer of which approval is thereby requested; and (iv) the purchase price (if any) of the shares proposed for Transfer. The Corporation may require the stockholder to supplement its notice with such additional information as the Corporation may request.

(c) Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the Corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> THE TRANSFER OF THE SECURITIES REFERENCED HEREIN IS SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE CORPORATION'S BYLAWS AND/OR EQUITY INCENTIVE PLAN, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE CORPORATION SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH SUCH TRANSFER RESTRICTIONS.

The Corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

(d) The foregoing transfer restrictions set forth in this Section shall not apply to any Transfer of shares of the Corporation's preferred stock to the extent such Transfer is made in accordance with the provisions set forth in the certificate of incorporation in the manner necessary to cause such shares to convert into other securities of the corporation.

Section 4. Facsimile Signatures. Any and all signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of the issue.

Section 5. Lost Certificates. The Corporation may issue a new certificate of stock in place of any certificate therefore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 6. Transfer of Shares. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 7. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive rights of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the Commonwealth of Puerto Rico.

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ARTICLE SIX

GENERAL PROVISIONS

Section 1.   Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in cash, property, or its own shares pursuant to law and subject to the provisions of the Certificate of Incorporation.

Section 2.   Reserves. The Board of Directors may by resolution create a reserve or reserves out of earned surplus for any proper purpose or purposes, and may abolish any such reserve in the same manner.

Section 3.   Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4.   Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year, unless otherwise fixed by resolution of the Board of Directors.

Section 5.   Seal. The corporate seal shall have inscribed thereon the name and state of incorporation of the Corporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE SEVEN

AMENDMENTS OF BYLAWS

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Adopted by the Board of Directors as of December 18, 2018.



Teague Egan, President and
Chief Executive Officer